   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 1997

                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                              --------------------
                             REGISTRATION STATEMENT
                                   ON FORM S-1
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                                  BARNETT INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                  5074,5063                                    59-1380437
     (State or other jurisdiction of       (Primary Standard Industrial Classification    (I.R.S. Employer Identification Number)
     incorporation or organization)                      Code Number)

                                3333 LENOX AVENUE
                           JACKSONVILLE, FLORIDA 32254
                                 (904) 384-6530
               (Address, including zip code, and telephone number,
             including area code, of registrant's principal offices)

                                 WILLIAM R. PRAY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                3333 LENOX AVENUE
                           JACKSONVILLE, FLORIDA 32254
                                 (904) 384-6530
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

          Scott M. Zimmerman, Esq.                     Robert F. Wall, Esq.
 Shereff, Friedman, Hoffman & Goodman, LLP               Winston & Strawn
              919 Third Avenue                         35 West Wacker Drive
          New York, New York 10022                   Chicago, Illinois 60601
               (212) 758-9500                             (312) 558-5600

         Approximate date of commencement of the proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
                                                         Proposed Maximum          Proposed
  Title of Class of Securities          Amount            Offering Price            Maximum                   Amount of
        to be Registered                to be              Per Share(2)            Aggregate              Registration Fee
                                    Registered(1)                              Offering Price(2)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value          2,150,000              $25-1/8              $54,018,750                  $16,370
----------------------------------------------------------------------------------------------------------------------------

______________
(1)      Includes 150,000 shares of Common Stock which the Underwriters have an option to purchase to cover over-allotments.
(2)      Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of
         1933, as amended, on the basis of the high and low prices of the Common Stock as reported on the Nasdaq National Market on February 24, 1997.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 27, 1997

PROSPECTUS

                                2,000,000 SHARES
                                  BARNETT INC.
                                  COMMON STOCK

         Of the 2,000,000 shares of Common Stock of Barnett Inc. (the "Company") offered hereby, 500,000 shares of Common Stock are being sold by the Company and 1,500,000 shares of Common Stock are being sold by Waxman USA Inc., an affiliate of the Company ("Waxman USA" or the "Selling Stockholder"). The Selling Stockholder is a wholly-owned subsidiary of Waxman Industries, Inc. ("Waxman Industries"). Following the consummation of the sale of the Common Stock offered hereby (the "Offering"), Waxman USA will beneficially own 43.1% of the outstanding Common Stock and effectively will have the ability to control the election of the Company's directors and other actions requiring stockholder approval. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholder."

         The Common Stock is quoted on the Nasdaq National Market under the symbol "BNTT." On February 25, 1997, the last sale price of the Common Stock as reported by the Nasdaq National Market was $25.50. See "Price Range of Common Stock."

         SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                     --------------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================================================

                                                                                                               PROCEEDS TO
                                   PRICE TO                UNDERWRITING              PROCEEDS TO                  SELLING
                                    PUBLIC                 DISCOUNT(1)                COMPANY(2)              STOCKHOLDER(2)
-----------------------------------------------------------------------------------------------------------------------------------
Per Share................             $                         $                         $                          $
Total(3).................   $                         $                         $                          $
===================================================================================================================================

(1) The Company, the Selling Stockholder and Waxman Industries have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)  Before deducting estimated expenses of $       and $       payable by the
     Company and the Selling Stockholder, respectively.

(3) The Selling Stockholder has granted to the Underwriters a 30-day option to purchase up to an additional 150,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to
     Selling Stockholder will be $       , $        and $       , respectively.

         The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject any orders in whole or in part and certain other conditions. It is expected that delivery of the certificates for the shares of Common Stock will be made on or about , 1997.

WILLIAM BLAIR & COMPANY                                     ALEX. BROWN & SONS
                                                               INCORPORATED

             THE DATE OF THIS PROSPECTUS IS                 , 1997

                                  [PHOTOGRAPHS]












         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to a particular year refer to the 12-month period ended on June 30 in that year. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                   THE COMPANY

         The Company is a direct marketer and distributor of an extensive line of plumbing, electrical and hardware products to over 46,000 active customers throughout the United States. The Company offers approximately 9,700 name brand and private label products through its industry-recognized Barnett(R) catalogs and telesales operations. The Company markets its products through three distinct, comprehensive catalogs that target professional contractors, independent hardware stores and maintenance managers. The Company's staff of over 100 knowledgeable telesales, customer service and technical support personnel work together to serve customers by assisting in product selection and offering technical advice. To provide rapid delivery and a strong local presence, the Company has established a network of 29 distribution centers strategically located in 29 major metropolitan areas throughout the United States. Through these local distribution centers, approximately 70% of the Company's orders are shipped to the customer on the same day the order is received. The remaining 30% of the orders are picked up by the customer at one of the Company's local distribution centers. The Company's strategy of being a low-cost, competitively priced supplier is facilitated by its volume of purchases and offshore sourcing of a significant portion of its private label products. Products are purchased from over 400 domestic and foreign suppliers.

         The Company believes that its distinctive business model has enabled it to become a high-volume, cost-efficient direct marketer of competitively priced plumbing, electrical and hardware products. The Company's approximately 650-page catalogs offer an extensive selection of products in an easy to use format enabling customers to consolidate purchases with a single vendor. The Company provides an updated version of its catalogs to its customers on average three times a year. To attract new customers and offer special promotions to existing customers, the Company supplements its catalogs with monthly promotional flyers. The Company mailed approximately 1.8 million promotional flyers during the first six months of fiscal 1997 compared to approximately 800,000 promotional flyers during the comparable period in fiscal 1996. The Company's experienced and knowledgeable inbound telesales staff, located at the Company's centralized headquarters in Jacksonville, Florida, uses the Company's proprietary information systems to take customer orders as well as offer technical advice. The Company's highly trained outbound telesales staff maintains frequent customer contact, makes telesales presentations, encourages additional purchases and solicits new customers. Targeted customer accounts are typically assigned an outbound telesalesperson in order to enhance customer relationships and improve customer satisfaction. The Company's high in-stock position and national network of local distribution centers enable it to fulfill approximately 94% of the items included in each customer order and provide rapid delivery. As a result of its emphasis on customer service, the Company's customer retention rate (i.e., customers who place orders in the following year) has grown from an average of 74.0% during fiscal 1992 through fiscal 1995 to 83.8% in fiscal 1996.

         The Company has actively pursued increased sales of its private label products sourced primarily from foreign suppliers. During the fiscal year ended June 30, 1996, approximately 27.6% of the Company's net sales were attributable to sales of private label products. Many of the Company's private label products provide the customer with lower cost, high quality alternatives to brand name products, as well as providing the Company with higher profit margins. The Company's private label products are sold under brand names such as Premier(R), ProPlus(R), Barnett(R), Legend(TM), Electracraft(R) and Lumina(TM).

         Since the Company was acquired by Waxman Industries in 1984, its annual net sales have grown from $32.8 million to $127.4 million, its product offerings have increased from approximately 2,000 to 9,700 items and the number of active accounts serviced by the Company has increased from approximately 6,000 to over 46,000. The Company had consistent annual net sales and operating income growth since its acquisition in 1984. However, prior to the Company's initial public offering (the "Initial Public Offering") in April 1996, the Company's ability to fully implement its growth strategy had been significantly constrained due to the limited availability of working capital resulting from the highly leveraged capital structure of Waxman Industries. Despite these capital constraints, from fiscal 1992 to fiscal 1996, the Company's net sales grew at a compound annual growth rate of approximately 15.3%. As a result of the Initial Public Offering, the Company has had more working capital available to pursue its growth strategy, which includes:

         o Expand net product offerings with the addition of approximately 1,500 to 2,000 new items per year that will deepen the Company's existing product lines, including certain recently introduced product categories such as lighting fixtures, residential irrigation equipment, industrial faucets and heating, ventilation, air conditioning and refrigeration ("HVAC/R") equipment, and establish new product categories.

         o Increase penetration of existing customer target markets, primarily through the addition of outbound telesales personnel, increased circulation of its catalogs and a substantial expansion of its promotional flyer mailing program.

         o Increase geographic coverage and local presence by adding two to four distribution centers per year in major metropolitan areas.

         o Add new customer segments through expanded promotional flyer mailings targeted toward complementary customer segments such as HVAC/R contractors, lighting showrooms and healthcare facilities.

         o Expand export business by increasing international flyer mailings and creating a dedicated international telesales staff.




                                  THE OFFERING

Shares Offered by the Company.............500,000

Shares Offered by the Selling
  Stockholder.............................1,500,000

Shares of Common Stock to be
  Outstanding Immediately
  after the Offering(1)...................14,898,000

Use of Proceeds to the Company............Repayment of indebtedness and general corporate purposes, which may include the acquisition and/or development of complementary product categories and the expansion and/or relocation of the Company's telesales facilities.  See "Use of Proceeds."

Use of Proceeds to the Selling
  Stockholder.............................Repayment of indebtedness.  See "Use of Proceeds."

Certain Relationships.....................All of the net proceeds to the Selling Stockholder of this Offering will be used to repay indebtedness of Waxman USA.  See "Use of Proceeds."  In addition, following consummation of the sale of the Shares offered hereby, Waxman USA will beneficially own 43.1% of the outstanding Common Stock, assuming the conversion of all of the Company's Series A Preferred Stock owned by Waxman USA, and effectively will have the ability to control the election of the Company's directors and other actions requiring stockholder approval.  In addition, the Company is a party to certain arrangements with Waxman Industries and its other subsidiaries.  See "Risk
                                          Factors--Control by Waxman Industries," "--Potential Conflicts to which Certain
                                          Directors and Officers May Be Subject" and "--Potential Conflicting Relationships
                                          with Waxman Industries."

Nasdaq National
  Market Symbol...........................BNTT

----------

(1) Excludes (i) 1,271,000 shares of the Company's Series A Preferred Stock (as hereinafter defined) which the Company has been advised by Waxman USA will be converted into a like number of shares of Common Stock after this Offering and (ii) 1,900,000 shares of Common Stock reserved for issuance upon the exercise of stock options under the Company's 1996 Omnibus Incentive Plan, 1996 Employee Stock Purchase Plan and 1996 Stock Option Plan for Non-Employee Directors (collectively, the "Stock Incentive Plans"), of which options exercisable to purchase 783,000 shares of Common Stock have been granted as of the date of this Prospectus. See "Management--Compensation Plans" and "Description of Capital Stock."


         The Company, which was initially incorporated in Florida in 1972, was reincorporated in Delaware in February 1993. The Company's principal executive offices are located at 3333 Lenox Avenue, Jacksonville, Florida 32254, telephone
(904) 384-6530. Unless the context otherwise indicates, the term the "Company" refers to Barnett Inc.

         CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Statements in this Prospectus as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company's behalf, that are not historical fact constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements contained herein which are not historical facts or which contain the words expect, believe or anticipate, shall be deemed to be forward-looking statements. These forward-looking statements involve risks and uncertainties, including, but not limited to, the risk that the Company may not be able to implement its growth strategy in the intended manner, risks associated with currently unforeseen competitive pressures and risks affecting the Company's industry such as decreased consumer spending and the effects of general economic conditions. In addition, the Company's business, operations and financial condition are subject to the risks which are described under "Risk Factors" as well as in the Company's reports and statements filed from time to time with the Securities and Exchange Commission.

                      SUMMARY FINANCIAL AND OPERATING DATA
               (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                                             Six Months
                                                                                                                Ended
                                                       Years Ended June 30,                                  December 31,
                                   -----------------------------------------------------------------         ------------
                                                                                                Pro
                                                                                               Forma
                                   1992      1993(1)        1994        1995        1996      1996(2)        1995        1996
                                   ----      -------        ----        ----        ----      -------        ----        ----
INCOME STATEMENT
DATA:

Net sales(3)...............     $72,106      $82,875     $95,225     $109,107     $127,395     $127,395     $60,515     $76,362
Gross profit...............      24,779       28,034      32,602       37,292       42,647       42,647      20,257      25,990
Corporate charge...........       1,378        1,673       1,918        1,862        1,342           --         892          --
Operating income...........       7,711        7,339       9,636       11,658       14,428       15,620       6,609       9,300
Interest expense...........       1,794        1,449       1,518        2,139        1,921           --       1,235          35
Income before income
   taxes, cumulative
   effect of accounting
   change and
   extraordinary item......       5,917        5,890       8,118        9,519       12,507       15,620       5,374       9,265
Income before
   cumulative effect of
   accounting change
   and extraordinary
   item....................       3,517        3,690       5,218        6,019        7,882        9,841       3,374       5,703
Net income(4)..............       3,517        3,069       5,218        6,019        7,158        9,841       3,374       5,703
Primary and fully
   diluted earnings per
   share:
   Before extraordinary
   item....................                                                          $0.61                                $0.36
   Net income(4)...........                                                           0.55                                 0.36
Pro forma earnings per
   share...................                                                                       $0.62
Weighted average
   shares outstanding
   (5).....................                                                         12,914       15,929                  15,944
OPERATING DATA (AT
PERIOD END):
Distribution centers.......          23           26          28           28           28                       28          29
Products offered...........           *        7,100       7,900        8,100        8,500                    8,200       9,200
Active customers(6)........      27,000       33,000      36,000       38,000       42,000                   40,000      46,000
Telesalespersons...........          29           37          47           60           85                       70          92



                                                                                                          December 31, 1996
                                                                                                          -----------------
                                                                                                    Actual          As Adjusted(7)
                                                                                                    ------          --------------

BALANCE SHEET DATA:

Working capital............................................................................               $33,030       $45,067
Total assets...............................................................................                68,161        77,279
Total debt.................................................................................                 2,919         --
Stockholders' equity.......................................................................                47,027        59,064

----------

*  Not available.

(1) During 1993, the Company accelerated its amortization of certain distribution center start-up and catalog development costs. The effect of this change in 1993 was to decrease operating income by $1.2 million. In 1993, net income was decreased by $1.4 million due to the foregoing decrease in operating income, as well as the cumulative effect of this change on prior years of $621,000 (net of applicable income tax of $415,000). The cumulative effect has been reported separately in the Company's statement of income.

(2) The pro forma income statement data presents the results of the Company for fiscal 1996 after giving effect to the following, in each case as if it had occurred as of July 1, 1995: (i) the sale by the Company of 3,760,000 shares of Common Stock offered in the Initial Public Offering resulting in net proceeds of $47.7 million, which were used primarily to repay indebtedness of the Company, including a $22.0 million note payable to Waxman USA, thereby resulting in the elimination of $1.9 million of interest expense; (ii) the elimination of the corporate charge paid to Waxman Industries; and (iii) the inclusion of approximately $150,000 for public company costs. The pro forma income statement data does not include the one-time, non-cash extraordinary charge referred to in footnote (4) below.

(3) Prior to July 1, 1995, the Company recorded shipments delivered directly to the customer from certain suppliers as contributed margin (net reduction of cost of goods sold). Beginning on July 1, 1995, the Company began to record these shipments as net sales resulting in an increase in net sales of $3.0 million for the fiscal year ended June 30, 1996.

(4) In the fourth quarter of fiscal 1996, the Company incurred a one-time, non-cash extraordinary charge in the amount of $724,000 (net of applicable income tax of $426,000), or $0.06 per share, as a result of the write-off of unamortized debt issuance costs incurred in connection with the Company's prepayment of its borrowings under the Operating Companies Revolving Credit Facility (as hereinafter defined), which indebtedness included push-down bank indebtedness from Waxman USA.

(5) Prior to the Offering, 14,398,000 shares of Common Stock and 1,271,000 shares of Series A Preferred Stock were outstanding. The number of shares used to calculate pro forma earnings per share assumes that all shares of Series A Preferred Stock have been converted into a like number of shares of Common Stock and that the 3,760,000 shares of Common Stock sold by the Company in the Initial Public Offering were outstanding as of July 1, 1995. See "Description of Capital Stock."

(6) Active customers are customers that have purchased products from the Company within the preceding twelve months.

(7) The as adjusted balance sheet data presents the historical data adjusted to give effect to the sale by the Company of 500,000 shares of Common Stock offered hereby resulting in estimated net proceeds of $12.0 million of which $2.9 million will be used to reduce short-term indebtedness of the Company and $9.1 million will be used for general corporate purposes, as described in "Use of Proceeds."

                                  Risk FACTORS

          In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

CONTROL BY WAXMAN INDUSTRIES

          Upon completion of this Offering, Waxman USA, which is a wholly-owned direct subsidiary of Waxman Industries, will beneficially own approximately 43.1% of the outstanding shares of Common Stock of the Company, assuming the conversion of all of the Company's Series A Non-Voting Convertible Preferred Stock (the "Series A Preferred Stock") owned by Waxman USA. Accordingly, Waxman Industries effectively will have the ability to control the election of the Company's directors and other actions requiring stockholder approval, including certain fundamental corporate transactions such as a merger or sale of all or substantially all of the assets of the Company. Melvin Waxman, Chairman of the Board of the Company, and Armond Waxman, Vice-Chairman of the Board of the Company, together with members of their respective families, own securities representing approximately two-thirds of the aggregate voting power of Waxman Industries.

          Waxman Industries has entered into a standstill agreement with the Company (the "Standstill Agreement"), which expires in January 2000, pursuant to which Waxman Industries agreed not to acquire any securities of the Company which would result in the ownership by Waxman Industries or its subsidiaries of a majority of the Common Stock. The Standstill Agreement may only be amended, modified or terminated with the approval of a majority of the independent directors of each of Waxman Industries and the Company. Neither Waxman Industries nor the Company has any current intention of seeking, nor is currently contemplating any transaction that would require, the amendment, modification or termination of the Standstill Agreement. Any proposed modification, amendment or termination of the Standstill Agreement would be considered in light of the circumstances existing at the time such modification, amendment or termination is sought. If Waxman Industries were to acquire additional shares of Common Stock such that a majority of the outstanding Common Stock were beneficially owned by it, the Company would likely become subject to the instruments then governing Waxman Industries' and Waxman USA's debt obligations, which, if applicable, could effectively limit, among other things, the Company's borrowing capacity. See "Principal and Selling Stockholder," "Description of Capital Stock" and "Shares Eligible for Future Sale."

POTENTIAL CONFLICTS TO WHICH CERTAIN DIRECTORS AND OFFICERS MAY BE SUBJECT

          Certain of the Company's directors and officers are also directors and officers of Waxman Industries, and may be subject to various conflicts of interest, including, among others, the negotiation of agreements between the two companies for the purchase of products, the provision of services and the performance by the two companies under their existing agreements. The Chairman of the Board of Directors of the Company (the "Board") and the Vice Chairman of the Board are also directors and executive officers of Waxman Industries and are not based in cities where the Company currently has its executive offices or significant operations. Each of these directors will devote such time to the business and affairs of the Company as is appropriate under the circumstances. Each such person, however, has other duties and responsibilities with Waxman Industries that may conflict with the time which might otherwise be devoted to his duties with the Company. In addition, William R. Pray, the President and Chief Executive Officer of the Company, is currently a director of Waxman Industries. See "Management" and "Relationship Between the Company and Waxman Industries."

POTENTIAL CONFLICTING RELATIONSHIPS WITH WAXMAN INDUSTRIES

          The Company may be subject to various conflicts of interest arising out of the relationships among it and Waxman Industries and their respective affiliates. The Company's Audit Committee is responsible for the review and approval of all future agreements between the Company and Waxman Industries and its affiliates, including amendments to an Intercorporate Agreement between Waxman Industries and the Company (the "New Intercorporate Agreement"). The Audit Committee periodically reviews the Company's purchase of products from Waxman Industries and its affiliates to ensure that such purchases are on terms that are commercially reasonable. The Audit Committee is comprised solely of directors who are not affiliated with the Company or Waxman Industries. See "Relationship Between the Company and Waxman Industries" and "Management--Audit Committee."

          Pursuant to the New Intercorporate Agreement, Waxman Industries will provide, if, and to the extent, the Company so requests, certain administrative and financial services to the Company, including, among other things, assistance with public company reporting and certain financial functions, tax planning and compliance and insurance and risk management. In addition, pursuant to the New Intercorporate Agreement, the Company will continue to provide certain services to the operating divisions of WOC Inc. ("WOC"), an indirect wholly-owned subsidiary of Waxman Industries, including LeRan Gas Products ("LeRan"), U.S. Lock Corporation ("U.S. Lock") and Madison Equipment Company ("Madison"). These services include the utilization of the Company's management information systems, financial accounting, order processing and billing and collection services. The terms upon which these services are provided to and by the Company and the compensation therefor were not determined in arms' length negotiations. However, the Company believes that the charges for these services are commensurate with those that would be available from non-affiliated entities. During the six months ended December 31, 1996, the Company was charged an aggregate of approximately $286,000 by Waxman Industries, U.S. Lock, LeRan and Madison for services rendered to it and for reimbursement of expenses incurred on its behalf by Waxman Industries and such operating units, and charged an aggregate of approximately $746,000 to Waxman Industries, U.S. Lock, LeRan and Madison for services rendered to them and for reimbursement of expenses incurred on their behalf by the Company pursuant to the New Intercorporate Agreement. In addition, the Company and Waxman Industries are parties to a Registration Rights Agreement (the "Registration Rights Agreement") and the Company and Consumer Products are parties to a Trademark License Agreement (the "Trademark License Agreement"). See "Relationship Between the Company and Waxman Industries--Intercompany Arrangements."

          The Company has in the past, and will in the future, purchase certain products from Waxman Industries and certain of Waxman Industries' other subsidiaries. During fiscal 1996 and the six months ended December 31, 1996, the Company purchased approximately $12.2 million and $7.0 million or 14.4% and 13.8%, respectively, of total cost of products from Waxman Industries and its related entities. Historically, sales to and purchases from Waxman Industries and its related entities have been made on a cost plus handling fee basis, and, as a result, have had no material impact on the Company's results of operations. The Company believes that purchases of products from Waxman Industries have been made on terms that are not materially different than the Company could have obtained from unaffiliated third parties. The Company intends in the future to engage in transactions with Waxman Industries if the terms are comparable to those that are available from unaffiliated third parties.

          Prior to the Initial Public Offering, the Company was included in the consolidated group of domestic corporations of which Waxman Industries was the common parent for federal income tax purposes. Under federal law, the Company is deemed to be jointly and severally liable for the consolidated federal income tax liabilities (including any amounts determined to be due as a result of redeterminations of the tax liability of Waxman Industries arising from an audit or otherwise) of the consolidated group of which Waxman Industries was the common parent, for all taxable periods during which the Company was a member of that consolidated group. As of June 30, 1996, Waxman Industries had available to it approximately $54.3 million of net operating loss carryforwards for federal income tax purposes. After the Offering and after taking into account the estimated net gain to Waxman Industries from the Offering, Waxman Industries expects to have available to it approximately $18.2 million of net operating loss carryforwards. Waxman Industries agreed to indemnify the Company for any federal income tax liability (and certain state and local tax liabilities including any amounts determined to be due as a result of redeterminations of the tax liability of Waxman Industries arising from an audit or otherwise) of Waxman Industries or any of its other subsidiaries that the Company is actually required to pay. However, the viability of this indemnity is dependent upon the financial condition of Waxman Industries. Neither the Company nor any of its affiliates is aware of any potential federal income tax liability of Waxman Industries or its subsidiaries (other than the Company's own tax liability) for which the Company would be liable. See "Relationship Between the Company and Waxman Industries -- Intercompany Arrangements -- Tax Sharing Agreement."

POSSIBLE FUTURE SALES OF COMMON STOCK BY WAXMAN USA

          Subject to the restrictions described under "Shares Eligible for Future Sale" and subject to the terms of Waxman Industries' and Waxman USA's debt instruments and applicable law, Waxman Industries could cause the sale of any or all the Common Stock owned by Waxman USA after completion of this Offering. See "Relationship Between the Company and Waxman Industries" and "Principal and Selling Stockholder." Subject to restrictions contained in the documents governing Waxman Industries' and Waxman USA's indebtedness, Waxman Industries may determine to sell shares of Common Stock from time to time for any reason. Although Waxman Industries has no current plans to sell shares of Common Stock owned by it after the consummation of this Offering, and is contractually prevented from doing so for a period of 180 days after the Offering pursuant to the terms of a lock-up agreement, circumstances may arise under which Waxman Industries will find it necessary or desirable to sell shares of Common Stock owned by it after the consummation of this Offering. Although the Company can make no prediction as to the effect, if any, that sales of shares of Common Stock owned by Waxman USA would have on the market price prevailing from time to time, sales of substantial amounts of Common Stock or the availability of such shares for sale could adversely affect prevailing market prices. In addition, any sale or transfer of the Common Stock of the Company owned by Waxman USA could result in another person or entity becoming the controlling stockholder of the Company. See "Shares Eligible for Future Sale."

          Waxman Industries has a high degree of leverage which may, under certain circumstances, cause it to sell shares of Common Stock. At December 31, 1996, Waxman Industries had outstanding approximately $131.9 million of consolidated indebtedness (excluding trade payables, accrued liabilities and debt of the Company). Waxman Industries' debt obligations include the following:
(i) $67.0 million accreted value (as of December 31, 1996) of 12 3/4% Senior Deferred Coupon Notes due June 1, 2004 (the "Waxman Deferred Coupon Notes"),
(ii) $5.7 million principal amount of 13 3/4% Senior Subordinated Notes due June 1, 1999 (the "Waxman Senior Subordinated Notes") and (iii) $43.0 million principal amount of Waxman USA's 11 1/8% of Senior Notes due 2001 (the "Waxman USA Senior Notes"). During January 1997, approximately $4.8 million of Waxman USA Senior Notes were exchanged for a like principal amount of Senior Subordinated Notes. Cash interest on the Waxman Deferred Coupon Notes is payable semi-annually commencing December 1999. At December 31, 1996, Waxman Industries had outstanding $14.6 million of bank indebtedness, a portion of which may be repaid with the proceeds of the Offering, and $28.7 million in trade payables that will remain outstanding after the consummation of the Offering. After giving effect to this Offering and the application of the net proceeds as described in "Use of Proceeds," at December 31, 1996, Waxman Industries would have had outstanding approximately $95.8 million of consolidated indebtedness, excluding the borrowings of the Company.

SOURCES OF SUPPLY

          As is customary in its industry, the Company does not have long-term contracts with any of its vendors. Although the Company believes it has access to similar products from competing vendors, any disruption in the Company's sources of supply, particularly of the most commonly sold items, could have a material adverse effect upon the Company's operations and profitability. In addition, the Company is subject to the risks of obtaining products abroad, including adverse fluctuations in currency exchange rates, increases in import duties, decreases in quotas, increased customs regulations and political turmoil. The occurrence of any one or more of the foregoing could adversely affect the Company's results of operations. In fiscal 1994, 1995, 1996 and the six months ended December 31, 1996, 26.4%, 26.6%, 27.6% and 27.0%, respectively, of the Company's net sales were from products manufactured by vendors outside the United States. See "Business--Products."

DEPENDENCE ON CENTRALIZED SYSTEMS; RISKS OF RELOCATION

          The Company's operations in each of its distribution centers and its customer service and telesales operations in its headquarters are dependent on a single integrated computer system located at the Company's headquarters in Jacksonville, Florida. Each distribution center has a continuous on-line connection to the Company's main computer in order to fill and ship customer orders on a same-day basis. Any significant disruption or unavailability of the system for any prolonged period of time would have a material adverse effect on the Company's business and results of operations. Because the Company has a centralized center for taking orders directed to its telesales operations, any disruptions in telephone service to the Jacksonville, Florida telesales center would adversely effect the ability of the Company to accept orders. Although the Company has taken certain precautions to protect itself from events that could interrupt its operations, including off-site storage of back-up data, fire protections, physical security systems, certain electrical back-up systems and an early warning fire detection system, there can be no assurance that a substantial electrical or communications link outage, fire, flood, hurricane or other natural disaster would not disable the system or prevent the system from communicating with the Company's distribution centers. However, the Company will soon complete the installation of a geographically remote "hot site" computer system that will be able to communicate with all of the Company's distribution centers in the event of a failure of the Company's primary system.

          The Company's ability to manage its inventory and accounts receivable collections, to purchase, sell and ship its products efficiently and on a timely basis, and to maintain its cost-efficient operation is dependent upon the quality and utilization of the information generated by its management information systems. The Company recognizes the need to continually upgrade its management information systems to most effectively manage its operations and customer data base. In that regard, the Company anticipates that it will, from time to time, require software and hardware upgrades for its present management information systems. The Company believes that its management information systems, coupled with these ongoing enhancements, are sufficient to sustain its present operations and its anticipated growth for the foreseeable future. There can be no assurance that these enhancements will be implemented without disrupting the management information systems.

          The Company will be relocating its telesales operations to expanded facilities within the next twelve to eighteen months. Although the Company has relocated all or portions of its telesales operations several times during the past five years with no disruption in sales or service, there can be no assurance that any such relocation will not cause a disruption in the availability of such telesales system.

IMPACT OF INCREASED SHIPPING, POSTAGE AND PAPER COSTS

          Shipping, postage and paper costs are significant expenses in the operation of the Company's business. The Company ships its products to customers generally by United Parcel Service, third party common carriers, and other delivery and surface services. For sales below certain prescribed levels, the Company invoices the costs of delivery and parcel shipments directly to customers as separate shipping and handling charges. Historically, increases in the cost of postage, paper and commercial delivery services have been passed on to the Company's customers. There can be no assurance that the Company will be able to pass on any significant future cost increases to its customers. Additionally, strikes or other service interruptions by such shippers could adversely affect the Company's ability to market or deliver product on a timely basis. Any additional increases in shipping, postal or paper costs could have an adverse effect on the Company's operating results.

COMPETITION

          The market in which the Company competes is highly fragmented, consisting of many regional and local competitors including local and regional broad line suppliers, specialty suppliers, industrial suppliers, other mail order distributors and warehouse home centers. Certain of the Company's competitors have greater financial resources than the Company. Increased competition by existing and future competitors could result in reductions in sales and pricing of Company products that could materially adversely affect the Company's profitability. Further, as the Company seeks to increase market penetration, its success will depend, in part, on its ability to gain market share from established competitors. See "Business--Competition."

RELIANCE ON KEY MANAGEMENT

          The Company's success is dependent upon the experience and ability of William R. Pray, the President and Chief Executive Officer of the Company. The loss of Mr. Pray could have an adverse effect on the Company's business. The Company is party to an employment agreement with Mr. Pray. See
"Management--Executive Compensation Arrangements."

CERTAIN ANTITAKEOVER PROVISIONS

          Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Company Charter") and Amended and Restated By-Laws (the "Company By-Laws") contain provisions that, among other things, establish staggered terms for members of the Company's Board of Directors, place certain restrictions on the removal of directors, authorize the Board of Directors to issue preferred stock in one or more series without stockholder approval, prohibit action by written consent of stockholders, authorize only the Chairman of the Board of Directors, Chief Executive Officer or a majority of the Board of Directors to call special meetings of stockholders, require advance notice for director nominations and certain other matters to be considered at meetings of stockholders, impose supermajority voting requirements on amendments to the By-laws and impose supermajority voting and "fair price" requirements on certain transactions. These provisions and the prohibition against certain business combinations contained in Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of the Company. See "Description of Capital Stock."

          In addition, after completion of the Offering, Waxman USA will beneficially own approximately 43.1% of the outstanding shares of Common Stock, assuming the conversion of all the Series A Preferred Stock issued to Waxman USA to Common Stock, and effectively will have the ability to elect all of the members of the Board of Directors. Accordingly, a takeover of the Company would be difficult without the consent of Waxman USA. See "Relationship Between the Company and Waxman Industries" and "Description of Capital Stock."

GENERAL ECONOMIC CONDITIONS

          Although the Company has experienced average compounded annual revenue growth of approximately 15.7% during the fiscal years 1994 through 1996, there can be no assurance that periods of sustained slow economic growth or future economic recessions would not have a material adverse effect on the Company. The Company's customers include smaller home repair and improvement contractors and hardware and building supply stores and the Company may be affected by prolonged economic downturns or significant declines in consumer spending.

SHARES ELIGIBLE FOR FUTURE SALE

          Upon completion of the Offering, 14,898,000 shares of Common Stock will be outstanding (excluding the shares of Common Stock which are issuable upon the conversion of the Series A Preferred Stock), and only the shares of Common Stock sold in this Offering and the 7,207,200 shares sold in the Initial Public Offering will be freely tradeable by persons other than "affiliates" of the Company, without restriction under the Securities Act. Waxman USA has advised the Company that it currently intends to convert all of the outstanding shares of Series A Preferred Stock owned by it to Common Stock subsequent to the Offering. The remaining shares of Common Stock and outstanding shares of Series A Preferred Stock convertible into Common Stock will be "restricted" securities (the "Restricted Shares") within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. All of the Restricted Shares will be held by Waxman USA upon completion of this Offering.

                                 USE OF PROCEEDS

          The net proceeds to be received by the Company from this Offering, after deducting the estimated underwriting discounts and expenses of this Offering payable by the Company, are approximately $12.0 million, assuming an offering price of $25.50 per share. The Company intends to use all of the net proceeds to be received by it in this Offering for the (i) repayment of the outstanding borrowings ($2.6 million at February 20, 1997) under the Company's revolving credit facility; and/or (ii) general corporate purposes, which may include the acquisition and/or development of product categories complementary to the Company's existing product offerings and the expansion and/or relocation of the Company's telesales facilities. The Company's $15.0 million unsecured revolving credit facility with First Union National Bank of Florida bears interest, at the Company's option, at the lower of prime rate minus 75 basis points or LIBOR plus 100 basis points and expires in April 1999.

          The net proceeds to be received by Waxman USA from this Offering, after deducting the estimated underwriting discounts and expenses of this Offering payable by Waxman USA, are estimated to be approximately $36.1 million ($39.7 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $26.00 per share. Waxman USA intends to use the net proceeds received by it to repay indebtedness including the (i) repayment of a portion of the outstanding principal amount of the Waxman USA Senior Notes (including accrued interest and redemption premiums) and/or (ii) repayment of a portion of the Waxman Deferred Coupon Notes. See "Risk Factors--Impact on the Company of Financial Condition of Waxman Industries." The Waxman USA Senior Notes bear interest at 11 1/8% per annum and mature on September 1, 2001. The Waxman Deferred Coupon Notes accrete until June 1, 1999, and thereafter accrue interest, at the rate of 12 3/4% per annum and mature on June 1, 2004.

                           PRICE RANGE OF COMMON STOCK

          The Common Stock was initially offered to the public on March 29, 1996 at $14.00 per share and is quoted on the Nasdaq National Market under the symbol "BNTT." Prior to March 29, 1996, there was no established public trading market for the Common Stock.

          The following table sets forth the high and low sales prices for the Common Stock for the periods indicated on the Nasdaq National Market.


                                                           High           Low
                                                           ----           ---

Fiscal 1996:

    Third Quarter (from March 29, 1996)..............     $23.25        $19.00
    Fourth Quarter...................................      29.50         20.25


Fiscal 1997:

    First Quarter ...................................     $27.75        $19.00
    Second Quarter...................................      27.25         21.00
    Third Quarter (through February 25, 1997)........      27.25         23.75

    On February 25, 1997, the last sales price of the Common Stock was $25.50 per share as reported on the Nasdaq National Market. At February 25, 1997, the Company believes there were approximately 15 stockholders of record of the Common Stock.

                               DIVIDEND POLICY

    The Company has not paid any dividends on its Common Stock since the Initial Public Offering. The Company currently intends to retain substantially all of its earnings, if any, to support the development of its business and has no present intention of paying any dividends on its Common Stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board, and will depend on the Company's financial condition, results of operations and capital requirements, and such other factors as the Board deems relevant. In addition, the Company's current credit facility limits the amount of cash dividends payable on the Common Stock in any one year to the Company's net income for such year.

                                 CAPITALIZATION

    The following table sets forth the total capitalization of the Company at December 31, 1996, and as adjusted to give effect to the sale of 500,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds of such sale as described under "Use of Proceeds." This table should be read in conjunction with the Company's Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. See "Use of Proceeds" and "Selected Financial Information and Operating Data."

                                                                       December 31, 1996
                                                                       -----------------
                                                                  Actual         As Adjusted(1)
                                                                  ------         --------------
                                                                       (in thousands)

Short-term debt:

   Revolving Credit Facility .................................    $2,919             $    --
                                                                 =======             =======
Stockholders' equity:

  Serial preferred stock, $0.10 par value, 10,000,000 shares authorized, 1,271,000 issued and outstanding at December 31, 1996 and no shares issued and outstanding as adjusted:

    Series A Preferred Stock, $0.10 par value, 1,271,000 shares issued and outstanding at December 31, 1996 and no shares
    issued and outstanding as adjusted:.......................   $   127                   --


  Common Stock, $0.01 par value, 40,000,000 shares authorized;
  14,398,000 shares issued and outstanding at December 31,
  1996; 16,169,000 shares issued and outstanding as
  adjusted(2):................................................       143                  162

Paid-in capital...............................................    39,109               51,254

Retained earnings.............................................     7,648                7,648
                                                                   -----                -----
                     Total stockholders' equity...............    47,027               59,064
                                                                  ------               ------
                         Total capitalization.................   $47,027              $59,064


----------

(1) The as adjusted information presents the sale by the Company of 500,000 shares of Common Stock offered hereby, the application of the net proceeds therefrom to repay the outstanding bank indebtedness as described in "Use of Proceeds," and the conversion of 1,271,000 shares of Series A Preferred Stock by Waxman USA into a like number of shares of Common Stock.

(2) Excludes 1,900,000 shares of Common Stock reserved for issuance upon the exercise of stock options under the Company's Stock Incentive Plans, of which options exercisable to purchase 783,000 shares of Common Stock have been granted as of the date of this Prospectus. See "Management--Compensation Plans" and "Description of Capital Stock."

                SELECTED FINANCIAL INFORMATION AND OPERATING DATA
               (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

The selected historical financial data for the years ended June 30, 1994, 1995 and 1996 has been derived from the audited financial statements of the Company included elsewhere in this Prospectus. The selected historical financial data for the years ended June 30, 1992 and 1993 have been derived from the financial statements of the Company, which are not included in the Prospectus. The historical information as of and for the six month periods ended December 31, 1995 and 1996 is unaudited, but in the Company's opinion reflects all adjustments (consisting only of normal and recurring adjustments) which are necessary to present fairly the financial position and results of operations of the Company as of such dates and for such periods. The results for the six months ended December 31, 1996 are not necessarily indicative of the results to be expected for the year ending June 30, 1997 or any other period. The selected financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

The pro forma financial data has been prepared on the basis of certain assumptions and estimates and may not be indicative of the results that would have been achieved if the Recapitalization and the Offering had been effected on the dates indicated or that may be achieved in the future.


                                                                                                               Six Months Ended
                                                        Years Ended June 30,                                      December 31,
                                    ------------------------------------------------------------------         ----------------
                                                                                                 Pro
                                                                                                Forma
                                    1992      1993(1)        1994        1995         1996     1996(2)         1995         1996
                                    ----      -------        ----        ----         ----     -------         ----         ----
INCOME STATEMENT DATA:

Net sales(3)................     $72,106      $82,875     $95,225    $109,107     $127,395     $127,395     $60,515      $76,362
Cost of sales...............      47,327       54,841      62,623      71,815       84,748       84,748      40,258       50,372
                                  ------       ------      ------      ------       ------       ------      ------       ------
Gross profit................      24,779       28,034      32,602      37,292       42,647       42,647      20,257       25,990
Selling, general and
  administrative
  expenses..................      15,690       19,022      21,048      23,772       26,877       27,027      12,756       16,690
Corporate charge............       1,378        1,673       1,918       1,862        1,342           --         892           --
                                   -----        -----       -----       -----        -----       ------      ------       ------
Operating income............       7,711        7,339       9,636      11,658       14,428       15,620       6,609        9,300
Interest expense............       1,794        1,449       1,518       2,139        1,921           --       1,235           35
                                   -----        -----       -----       -----        -----       ------      ------       ------
Income before income
  taxes, cumulative
  effect of accounting
  change and
  extraordinary item........       5,917        5,890       8,118       9,519       12,507       15,620       5,374        9,265
Provision for income
  taxes.....................       2,400        2,200       2,900       3,500        4,625        5,779       2,000        3,562
                                   -----        -----       -----       -----        -----        -----       -----        -----
Income before
  cumulative effect of
  accounting change and
  extraordinary item........       3,517        3,690       5,218       6,019        7,882        9,841       3,374        5,703
Cumulative effect of
  accounting change.........          --          621          --          --           --           --          --           --
Extraordinary item(4).......          --           --          --          --          724           --          --           --
                                  ------       ------      ------      ------       ------       ------      ------       ------
Net income..................      $3,517       $3,069      $5,218      $6,019       $7,158       $9,841      $3,374       $5,703
                                  ======       ======      ======      ======       ======       ======      ======       ======
Primary and fully diluted
  earnings per share:
  Before extraordinary
    item....................                                                         $0.61                                 $0.36
  Net income................                                                          0.55                                  0.36
Pro forma earnings per
  share.....................                                                                      $0.62
Weighted average shares
   outstanding (5)..........                                                        12,914       15,929                   15,944
OPERATING DATA (at
period end):

Distribution centers........          23           26          28          28           28                       28           29
Products offered............           *        7,100       7,900       8,100        8,500                    8,200        9,200
Active customers(6).........      27,000       33,000      36,000      38,000       42,000                   40,000       46,000
Telesalespersons............          29           37          47          60           85                       70           92





                                                                        JUNE 30,                                     DECEMBER 31,
                                                   --------------------------------------------------------          ------------
                                                    1992         1993         1994       1995         1996        1995         1996
                                                   ------       ------       ------     ------       ------      ------       ------

BALANCE SHEET DATA:
Working capital.............................      $19,733      $25,515      $31,253     $29,171     $30,774      $29,566     $33,030
Total assets................................       42,889       45,043       50,885      52,413      58,300       53,479      68,161
Total long-term debt, excluding push-
down bank debt..............................           --           --       16,215      18,126          --       20,590          --
Push-down bank debt.........................       23,000       23,000        6,785       4,874          --        2,410          --
Stockholders' equity........................        7,854       12,068       19,131      17,428      41,324      (3,618)      47,027
----------

*  Not available.

(1) During 1993, the Company accelerated its amortization of certain distribution center start-up and catalog development costs. The effect of this change in 1993 was to decrease operating income by $1.2 million. In 1993, net income was decreased by $1.4 million due to the foregoing decrease in operating income, as well as the cumulative effect of this change on prior years of $621,000 (net of applicable income tax of $415,000). The cumulative effect has been reported separately in the Company's statement of income.

(2) The pro forma income statement data presents the results of the Company for fiscal 1996 after giving effect to the following, in each case as if each had occurred as of July 1, 1995: (i) the sale by the Company of 3,760,000 shares of Common Stock offered in the Initial Public Offering resulting in net proceeds of $47.7 million, which primarily were used to repay indebtedness of the Company, including a $22.0 million note payable to Waxman USA, thereby resulting in the elimination of $1.9 million of interest expense; (ii) the elimination of the corporate charge paid to Waxman Industries; and (iii) the inclusion of approximately $150,000 for public company costs and does not include the one-time, non-cash extraordinary item referred to in footnote (4) below.

(3) Prior to July 1, 1995, the Company recorded shipments delivered directly to the customer from certain suppliers as contributed margin (net reduction of cost of goods sold). Beginning on July 1, 1995, the Company began to record these shipments as net sales resulting in an increase in net sales of $3.0 million for the fiscal year ended June 30, 1996.

(4) In the fourth quarter of fiscal 1996, the Company incurred a one-time, non-cash extraordinary charge in the amount of $724,000 (net of applicable income tax of $426,000), or $0.06 per share, as a result of the write-off of unamortized debt issuance costs incurred in connection with the Company prepaying its borrowings under the Operating Companies Revolving Credit Facility (as hereinafter defined), which indebtedness included push-down bank indebtedness from Waxman USA.

(5) Prior to the Offering, 14,398,000 shares of Common Stock and 1,271,000 shares of Series A Preferred Stock were outstanding. The number of shares used to calculate pro forma earnings per share assumes that all shares of Series A Preferred Stock will be converted into a like number of shares of Common Stock and that the 3,760,000 shares of Common Stock sold by the Company in the Initial Public Offering were outstanding as of July 1, 1995. See "Description of Capital Stock."

(6) Active customers are customers that have purchased products from the Company within the preceding twelve months.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements including the Notes thereto, appearing elsewhere in this Prospectus.

  For several years prior to the Initial Public Offering, the Company's ability to fully effectuate its growth strategy had been significantly constrained as a result of Waxman Industries' highly leveraged capital structure. As a consequence of these liquidity constraints, the Company had pursued its growth strategy by utilizing the limited working capital available to it to support and expand its telesales operations.

  The Financial Statements have been adjusted to reflect push-down adjustments from Waxman USA for periods prior to the Initial Public Offering. See Note 5 to the Financial Statements for a further discussion of the push-down adjustments. The push-down bank indebtedness consisted of $4.9 million and $6.8 million for the years ended June 30, 1995 and 1994, respectively, and created the appearance of greater indebtedness than was actually borrowed directly by the Company. Related interest expense and debt issue costs were also pushed-down which created higher interest expense than was actually paid by the Company during those periods.

  The Company's net income for fiscal 1996 includes the effect of a one-time, non-cash extraordinary charge of $0.7 million (net of applicable tax benefit of $0.4 million), or $.06 per share, which was incurred as a result of the write-off of unamortized debt issuance costs incurred in connection with the Company prepaying its borrowings under the Operating Companies Revolving Credit Facility, which indebtedness included push-down bank indebtedness from Waxman USA. The Company recorded this charge in the quarter ended June 30, 1996.

  Management fees were charged to the Company while it was a wholly-owned subsidiary of Waxman Industries and are included as "corporate charge" in the Company's Financial Statements. From July 1, 1994 to March 31, 1996, in accordance with the prior intercorporate agreement, the management fees charged to the Company were the lesser of (i) 2% of net sales or (ii) the cost of providing services to the Company. Prior to July 1, 1994, management fees charged to the Company represented 2% of net sales. In connection with the Initial Public Offering, the prior intercorporate agreement was, with respect to the Company, replaced by the New Intercorporate Agreement under which Waxman Industries will provide, if, and to the extent, the Company so requests, certain managerial, administrative and financial services to the Company, for which the Company will pay Waxman Industries the allocable costs of the salaries and expenses of Waxman Industries' employees rendering such services. The Company also reimburses Waxman Industries for actual out-of-pocket disbursements to third parties by Waxman Industries required for the provision of such services. Subsequent to March 31, 1996, such payments to Waxman Industries are included in the Company's Financial Statements as a component of selling, general and administrative expenses. See "Relationship Between the Company and Waxman Industries--Intercompany Arrangements--New Intercorporate Agreement."

  Pursuant to the New Intercorporate Agreement, the Company will continue to provide certain services to the operating divisions of WOC. Waxman Industries will pay to the Company the allocable costs of the salaries and expenses of the Company's employees rendering such services. Waxman Industries will also reimburse the Company for all actual out-of-pocket disbursements to third parties by the Company required for the provision of such services. During the six months ended December 31, 1996, the Company was charged an aggregate of approximately $286,000 by Waxman Industries, U.S. Lock, LeRan and Madison for services rendered to it and for reimbursement of expenses incurred on its behalf by Waxman Industries and such operating units, and charged an aggregate of approximately $746,000 to Waxman Industries, U.S. Lock, LeRan and Madison for services rendered to them and for reimbursement of expenses incurred on their behalf by the Company pursuant to the New Intercorporate Agreement. See "Relationship Between the Company and Waxman Industries--Intercompany Arrangements--New Intercorporate Agreement."

RESULTS OF OPERATIONS

  The following table sets forth certain items reflected in the statements of income contained in the financial statements of the Company, expressed as a percentage of net sales and the percentage change in such items for 1994, 1995 and 1996 and the six months ended December 31, 1996 compared to the prior year periods.

                                           PERCENTAGE OF NET SALES                          PERCENTAGE INCREASE (DECREASE)
                              -----------------------------------------------               ------------------------------
                                                                                                                   SIX MONTHS
                                                                                                                      ENDED
                                                                                                                   DECEMBER 31,
                                                                                                                     1995 TO
                                    YEARS ENDED               SIX MONTHS ENDED                                     SIX MONTHS
                                      JUNE 30,                  DECEMBER 31,              1994           1995         ENDED
                                     ----------                --------------              TO             TO       DECEMBER 31,
                              1994      1995     1996        1995         1996            1995           1996          1996
                              ----      ----     ----        ----         ----            ----           ----          ----
Net sales..................  100.0%    100.0%    100.0%      100.0%       100.0%          14.6%          16.8%         26.2%
Cost of Sales..............   65.8      65.8      66.5        66.5         66.0           14.7           18.0          25.1
                             -----     -----     -----       -----         ----
Gross profit...............   34.2      34.2      33.5        33.5         34.0           14.4           14.4          28.3
Selling, general and
    administrative
    expenses...............   22.1      21.8      21.1        21.1         21.8           12.9           13.1          30.8
Corporate charge...........    2.0       1.7       1.1         1.5          ---          (2.9)         (27.9)        (100.0)
                             -----     -----     -----       -----        -----

Operating income...........   10.1      10.7      11.3        10.9         12.2           21.0           23.8          40.7
Interest expense...........    1.6       2.0       1.5         2.0          ---           40.9         (10.2)         (97.2)
                             -----     -----     -----       -----        -----

Income before income
    taxes and
    extraordinary
    item...................    8.5       8.7       9.8         8.9         12.2           17.3           31.4       72.4
Provision for income
    taxes..................    3.0       3.2       3.6         3.3          4.7           20.7           32.1       78.1
                             -----     -----     -----       -----        -----

Income before
    extraordinary item.....    5.5       5.5       6.2         5.6          7.5           15.4           31.0        --
Extraordinary item, net
    of tax benefit.........    ---       ---       0.6         ---          ---            ---            ---        ---
                             -----     -----     -----       -----        -----

Net income.................   5.5%      5.5%      5.6%        5.6%         7.5%          15.4%          18.9%       69.0%
                            ======    ======      ====      =====        ======



SIX MONTHS ENDED DECEMBER 31, 1996 VS. SIX MONTHS ENDED DECEMBER 31, 1995

  Net Sales

    The Company's net sales increased $15.8 million, or 26.2%, to $76.4 million in the six months ended December 31, 1996 from $60.5 million in the corresponding prior year period. Approximately 81.5% of the increase in the Company's net sales is attributable to the Company's telesales operations, primarily resulting from increased sales by existing telesalespersons and the addition of 22 telesalespersons compared to the prior year period. Also contributing to the overall increase in net sales was a net increase of 1,053 in the total number of products offered by the Company over the past twelve months, which contributed approximately $7.2 million to the net sales increase during the period. Additionally, as a result of an expanded promotional flyer campaign, active customers grew to 46,000 from 40,000 in the comparable year period and contributed approximately $3.0 million to the net sales increase during the six month period.

  Gross Profit

    Gross profit increased by 28.3% to $26.0 million in the six months ended December 31, 1996 from $20.3 million in the corresponding prior year period. Gross profit margin increased to 34.0% for the six months ended December 31, 1996 from 33.5% for the same period in the prior year, primarily as a result of improved vendor terms and other favorable vendor program changes implemented as a result of the Company's improved financial condition during the six months ended December 31, 1996.

  Selling, General and Administrative Expenses

    Selling, general and administrative ("SG&A") expenses increased 30.8% to $16.7 million for the six months ended December 31, 1996 from $12.8 million for the comparable prior year period. The increase is primarily due to increased variable selling expenses, primarily attributable to personnel costs related to the addition of 22 telesalespersons, together with the expansion of the marketing staff and increased promotional flyer mailings. Also contributing to increased variable selling expenses were increased freight and delivery costs resulting from the Company's determination to reduce its customers' prepaid freight minimums and the establishment of a same day shipping policy. Furthermore, in addition to expenses incurred as a result of becoming an independent public company, the Company instituted new, and enhanced existing, employee benefit programs to allow it to become more competitive in its compensation and benefit programs. SG&A expenses represented 21.9% of net sales in the six months ended December 31, 1996, compared to 21.1% of net sales in the comparable period of fiscal 1995.

  Corporate Charge

    Corporate charges were allocations of expenses to the Company by the Company's former parent to support its corporate activities. These allocations were eliminated upon the completion of the Initial Public Offering, whereupon Waxman USA and the Company entered into the New Intercorporate Agreement for services pursuant to which charges allocated to the Company only include those expenses incurred by Waxman Industries with respect to the Company. See "Relationship Between the Company and Waxman Industries--Intercompany Arrangements--New Intercorporate Agreement."

  Provision for Income Taxes

    The provision for income taxes increased $1.6 million or 78.1% to $3.6 million for the six months ended December 31, 1996 from $2.0 million for the six months ended December 31, 1995, primarily as a result of increased pre-tax income. The Company previously participated in a tax sharing agreement with Waxman Industries. Under this agreement, the Company's federal tax liability was equal to the lesser of the federal tax liability calculated on a stand-alone basis or Waxman Industries' federal tax liability. As Waxman Industries had $75.0 million of available domestic net operating loss carryforwards at December 31, 1995 for income tax purposes, the Company had no liability for federal taxes at December 31, 1995. The Company files separate income tax returns in certain states based on the results of operations within the applicable states. As a result of the Initial Public Offering, the Company is no longer included in Waxman Industries' consolidated tax return. Therefore, Waxman Industries' remaining net operating loss carryforwards are not available to offset the Company's taxable income after April 3, 1996, the consummation date of the Initial Public Offering.

YEAR ENDED JUNE 30, 1996 VS. YEAR ENDED JUNE 30, 1995

   Net Sales

    The Company's net sales for fiscal 1996 totaled $127.4 million compared with $109.1 million in fiscal 1995, an increase of 16.8%. Approximately 78.1% of the increase in the Company's net sales is attributable to the Company's telesales operations, primarily resulting from increased sales by existing telesalespersons and the addition of 25 telesalespersons compared to the prior year. The remaining portion of the net sales increase was evenly contributed by the outside sales force and the Company's key account programs. Contributing to the overall increase in net sales was a net increase of 400 in the total number of products offered by the Company, which generated approximately $6.6 million of the net sales increase, as well as an increase of active customers to 42,000 from 38,000 which accounted for approximately $4.6 million of the net sales increase during the year.

    Approximately $3.0 million of the Company's net sales increase is attributable to the Company's inclusion of direct sales in net sales commencing July 1, 1995. While these products are shipped directly to the customer from the original equipment manufacturer, the Company provides services to the customer and supplier including marketing, technical assistance and credit and collection activities. Prior to July 1, 1995, direct sales were included in the financial statements as a net reduction to cost of goods sold. The Company has intensified its focus on its direct sales programs during the current year and consequently, direct sales for fiscal 1996 increased 66.5% over the corresponding prior year.

  Gross Profit

    Gross profit margins decreased to 33.5% in fiscal year 1996 compared to 34.2% in fiscal year 1995, principally as a result of the increased revenues of the direct ship programs. Restating the prior year to include revenues from the direct sales programs, gross profit margins remained basically unchanged between years.

  Selling, General and Administrative Expenses

    SG&A expenses increased by $3.1 million, or 13.1%, to $26.9 million for fiscal 1996 from $23.8 million for fiscal 1995. The increase was primarily due to increased fixed costs, comprised mostly of occupancy costs and depreciation relating to the expansion of several distribution centers in both the current and prior years. Higher variable selling expenses associated with the increase in the number of telesalespersons, together with an expansion of the marketing staff, also contributed to the increase in SG&A expenses. As a percentage of net sales, fiscal 1996 SG&A expenses were 21.1% of net sales as compared to 21.8% for the prior fiscal year. This is primarily the result of the inclusion of direct sales in net sales commencing July 1, 1995 and the leveraging of fixed costs, primarily administrative expenses, over a larger sales base.

  Corporate Charge

    Management fees charged to the Company by Waxman Industries are included in "corporate charge" in the Company's financial statements. Corporate charges are allocations of expenses to the Company that Waxman Industries incurs to support its corporate activities. Corporate charges decreased 27.9% to $1.3 million for fiscal year 1996 from $1.9 million for fiscal year 1995. These fees were eliminated in the fourth quarter of fiscal year 1996 and subsequent expenses under the New Intercorporate Agreement are included in the Financial Statements as a component of SG&A expenses.

  Interest Expense

    Interest expense decreased to $1.9 million for fiscal year 1996 from $2.1 million for fiscal year 1995, a decrease of 10.2%. This was a result of the Company using a portion of the net proceeds of the Initial Public Offering to retire the borrowings under the Operating Companies Revolving Credit Facility and, as a result, eliminating the related interest expense.

  Provision for Income Taxes

    The provision for income taxes increased $1.1 million or 32.1% to $4.6 million for fiscal year 1996 from $3.5 million for fiscal year 1995. The provision for income taxes for both periods represented approximately 37% of income before provision for income taxes.

  Extraordinary Charge

    The year end results ended June 30, 1996 include the effect of a one-time, non-cash extraordinary charge of $0.7 million (net of applicable tax benefit of $0.4 million), or $.06 per share, which was incurred as a result of the write-off of unamortized debt issuance costs incurred in connection with the Company prepaying its borrowings under the Operating Companies Revolving Credit Facility with proceeds of its Initial Public Offering, which indebtedness included push-down debt from the Company's former parent company.

YEAR ENDED JUNE 30, 1995 VS.  YEAR ENDED JUNE 30, 1994

  Net Sales

    The Company's net sales increased $13.9 million, or 14.6%, to $109.1 million in 1995 from $95.2 million in 1994. Approximately 91.8% of the increase in the Company's net sales was attributed to the Company's telesales operations, primarily resulting from the increased sales of existing telesalespersons and the addition of 13 telesalespersons in 1995. Contributing to the overall increase in net sales were a net increase of 200 in the total number of products offered by the Company which generated approximately $6.9 million of additional net sales and an increase of active customers to 38,000 from 36,000 which accounted for approximately $3.8 million of the net sales increase. The increased net sales can also be partially attributed to the Company's other successful marketing programs, including the introduction of a new catalog in January 1995 directed to its hardware store customers, coupled with new merchandising strategies which offer comprehensive customer services.

  Gross Profit

    Gross profit increased by $4.7 million, or 14.4%, to $37.3 million for fiscal 1995, from $32.6 million for fiscal 1994, while the gross profit margin remained constant at 34.2%. The Company's gross profit margin was favorably effected by the increased sales of private label products, which generally carry a higher gross profit margin, and which increased to 26.6% of net sales in 1995 compared to 26.4% in the prior year period. The favorable effect of increased sales of private label products was offset by increased costs of branded products.

  Selling, General and Administrative Expenses

    SG&A expenses increased by $2.7 million, or 12.9%, to $23.8 million for 1995 from $21.0 million for the 1994 year. The decrease in SG&A expenses as a percentage of net sales to 21.8% in 1995 compared to 22.1% in 1994 was principally due to no distribution center start-up costs as compared to 1994 when two new distribution centers were opened, and the leveraging of fixed costs, primarily administrative expenses, over a larger sales base. These factors more than offset increases in selling and occupancy costs. Contributing to the expense increase were the Company's August 1995 relocation of its telesales operations into a new 9,000 square foot "call center" and the expansion or relocation of several of the Company's distribution centers.

  Corporate Charge

    Corporate charges remained constant at $1.9 million for both 1994 and 1995 and decreased by 2.9% as a percentage of net sales in 1995 as compared to 1994. Corporate charges are allocations of expenses to the Company that Waxman Industries incurs to support its corporate activities. These allocations were eliminated upon the completion of the Initial Public Offering. At the time that the Initial Public Offering became effective, Waxman Industries and the Company entered into a New Intercorporate Agreement for services. See "Relationship Between the Company and Waxman Industries--Intercompany Arrangements--New Intercorporate Agreement."

  Interest Expense

    Interest expense increased to $2.1 million in 1995 from $1.5 million in 1994, an increase of 40.9% as a result of an increased weighted average interest rate of 9.3% in 1995 from 6.6% in 1994 on the Company's outstanding indebtedness under the Operating Companies Revolving Credit Facility and push-down bank debt. The increase in the weighted average interest rate was primarily due to the increased amortization of debt issue costs and other financing fees in 1995 compared to the prior year.

  Provision for Income Taxes

    The provision for income taxes increased $600,000 or 20.7% to $3.5 million for 1995 from $2.9 million for 1994. This increase is primarily related to the increase in income before provision for income taxes and an increase in the Company's effective tax rate to 36.8% in 1995 from 35.7% in 1994.

QUARTERLY RESULTS

    The following table sets forth summary unaudited quarterly financial information for the last two quarters in 1995, each quarter in 1996 and the first two quarters of 1997. In the opinion of management, such information has been prepared on the same basis as the Financial Statements appearing elsewhere in this Prospectus and reflects all necessary adjustments (consisting of only normal recurring adjustments) for a fair presentation of such unaudited quarterly results when read in conjunction with the Financial Statements and the Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period and there can be no assurance that any trends reflected in such results will continue in the future.

                                                                    QUARTER ENDED
                   -------------------------------------------------------------------------------------------------------------
                           FISCAL 1995                               FISCAL 1996                             FISCAL 1997
                    -----------------------      -------------------------------------------------     -------------------------
                    MARCH 31,      JUNE 30,      SEPT. 30,    DEC. 31,      MARCH 31,      JUNE 30,     SEPT. 30,      DEC. 31,
                     1995           1995           1995        1995           1996          1996          1996          1996
                     ----           ----           ----        ----           ----          ----          ----          ----
Net sales ......   $28,852       $28,016         $29,426      $31,089        $32,884       $33,996       $36,491      $39,871
Gross profit ...     9,853         9,667           9,603       10,654         10,852        11,538        12,364       13,626
Operating income     2,963         2,786           2,833        3,777          3,571         4,247         4,372        4,928
Net income .....     1,519         1,415           1,387        1,988          1,838         1,945         2,697        3,006

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1996 the Company had working capital of $33.0 million and a current ratio of 2.6 to 1.

    Net cash provided by operating activities totaled $1.1 million for the six months ended December 31, 1996 compared to $3.7 million for the six months ended December 31, 1995. The decrease for the six months ended December 31, 1996 was attributed to an increase in inventory and accounts receivable caused by the growth of the Company.

    Net cash used in investing activities totaled $4.5 million during the six months ended December 31, 1996 compared to $1.1 million for the six months ended December 31, 1995. These investments related primarily to capital expenditures for improved management information systems, including the buy-out of an operating lease and expansion and/or relocation of several of the Company's distribution centers to accommodate increased product offerings. The Company budgeted approximately $6.0 million of capital expenditures for fiscal 1997.

These capital expenditures are primarily for (i) expansion and reprofiling of several of the Company's existing distribution centers and (ii) enhancements to management information systems.

    Net cash provided by financing activities was $2.9 million for the six months ended December 31, 1996 and represents amounts borrowed under the Company's revolving credit facility to fund working capital fluctuations, principally, increases in inventory due to new product introductions. Net cash used in financing activities of $2.9 million for the six months ended December 31, 1995 primarily represents advances to Waxman Industries to satisfy its debt service obligations in the prior year period.

    In connection with the Initial Public Offering, the Company entered into a revolving credit agreement with First Union National Bank of Florida for an unsecured three-year credit facility providing for borrowings of up to $15.0 million including a letter of credit subfacility of $4.0 million. Borrowings under this credit facility bear interest, at the Company's option, at the prime rate minus 75 basis points or LIBOR plus 100 basis points. The credit facility provides funds for working capital and general corporate purposes. At December 31, 1996, there was $ 2.9 million outstanding under the credit agreement and there were $4.1 million of letters of credit outstanding. The credit facility contains customary affirmative and negative covenants, including certain covenants requiring the Company to maintain debt to net worth, interest coverage and current ratios, as well as a minimum net worth test. The credit facility also restricts the amount of dividends payable by the Company. The Company was in compliance with all covenants at December 31, 1996.

    Historically, cash flow from operations has been sufficient to fund the Company's growth. The Company believes that funds generated from operations, together with funds provided by this Offering and available under the bank credit facility discussed above, will be sufficient to fund the Company's current operation needs and growth strategy.

IMPACT OF NEW ACCOUNTING STANDARDS

    The Financial Accounting Standards Board has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted SFAS No. 121 during the first quarter of fiscal 1997 with no impact on the financial statements. In November 1995, the Financial Accounting Standards Board also issued SFAS No. 123, "Accounting for Stock- Based Compensation," which establishes new accounting standards for the measurement and recognition of stock-based awards. SFAS No. 123 permits entities to continue to use the traditional accounting for stock-based awards prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees;" however, under this option, the Company will be required to disclose in footnotes to its audited annual financial statements the pro forma effect of stock-based awards on net income and earnings per share as if SFAS No. 123 has been adopted. SFAS No. 123 is effective for fiscal 1997. The Company intends to continue using the provision of APB Opinion No. 25 in accounting for stock-based awards.

IMPACT OF INFLATION

    The Company does not believe inflation has had a material impact on earnings during the past several years. Although substantial increases in product costs, labor, and other operating expenses could adversely affect the operations of the Company and the home repair and remodeling supply market, management believes it can recover such increases by increasing prices.

                                    BUSINESS

COMPANY OVERVIEW

    The Company is a direct marketer and distributor of an extensive line of plumbing, electrical and hardware products to over 46,000 active customers throughout the United States. The Company offers approximately 9,700 name brand and private label products through its industry-recognized Barnett(R) catalogs and telesales operations. The Company markets its products through three distinct, comprehensive catalogs that target professional contractors, hardware stores and maintenance managers. The Company's staff of over 100 knowledgeable telesales, customer service and technical support personnel work together to serve customers by assisting in product selection and offering technical advice. To provide rapid delivery and a strong local presence, the Company has established a network of 29 distribution centers strategically located in 29 major metropolitan areas throughout the United States. Through these local distribution centers, approximately 70% of the Company's orders are shipped to the customer on the same day the order is received. The remaining 30% of the orders are picked up by the customer at one of the Company's local distribution centers. The Company's strategy of being a low-cost, competitively priced supplier is facilitated by its volume of purchases and the offshore sourcing of a significant portion of its private label products. Products are purchased from over 400 domestic and foreign suppliers.

INDUSTRY OVERVIEW

    The Company competes in a large and highly fragmented industry. The Company broadly defines its industry as the sale of plumbing, electrical and hardware products to primarily plumbing and electrical repair and remodeling contractors, maintenance managers and independent hardware stores. Plumbing and electrical contractors are primarily responsible for making repairs on a daily basis and generally do not have time to shop with multiple vendors. Plumbing and electrical contractors, therefore, value extensive product selection, convenient ordering, reliable, rapid delivery and other value-added services. In addition, such contractors typically operate with limited working capital, making competitive pricing important. Plumbing, electrical and hardware contractors have traditionally purchased supplies through a variety of distribution channels, including:

    Local or Regional Broad-Line Suppliers. There are numerous broad-line suppliers offering product categories similar to those found in the Company's catalogs. Most of these suppliers are local or regional in scope. Although these competitors typically use a direct sales force, often supported by a manufacturer's catalog, they are smaller and, therefore, tend to offer brand name products only, and fewer services than offered by the Company. However, many of these suppliers offer a greater breadth of products than the Company.

    Specialty Suppliers. Specialty suppliers focus on a single product category, such as plumbing or electrical supplies and often offer a greater number of products within their product categories. Specialty suppliers are typically local or regional in scope and cannot provide the one-stop shopping sought by many of the Company's customers.

    Industrial Suppliers. There are a few industrial suppliers that include a limited selection of products in their merchandise mix but that do not focus on the Company's target markets.

    Mail Order Distributors. There are several mail order catalog distributors that offer a broad selection of repair and maintenance products, have multiple distribution centers and offer rapid delivery services. However, these companies generally do not have a significant telesales staff or the Company's geographic scope and typically focus on fewer customer segments.

BUSINESS STRENGTHS

    The Company's strategy is to continue to be a high-volume, cost efficient direct marketer of competitively priced plumbing, electrical and hardware products, providing superior customer service. The Company believes that the following business strengths are the key elements of this strategy:

    Direct Marketing Sales Approach. The Company displays and promotes its products through three comprehensive professional contractor, hardware and maintenance catalogs targeted, respectively, to such major customer groups as professional plumbing and electrical repair and remodeling contractors, hardware stores and maintenance managers. The Company mailed its first catalog in 1958 and currently mails its principal catalog to the 46,000 active customers on its proprietary mailing list. These mailings are supplemented with direct mail promotional flyers to existing and potential customers on a monthly basis. Typical catalogs mailed by the Company contain over 9,700 items and are up to approximately 650 pages in length. The Company's objective is to leverage its direct sales experience to sell a broader array of products to a larger number of customers. The Company's comprehensive catalogs provide its customers with the opportunity to purchase a substantial portion of their plumbing, electrical and hardware supplies from a single vendor.

    Sophisticated Data Based Telesales. During fiscal 1996, approximately 75.7% of the Company's net sales were generated through the Company's 85 outbound and inbound telesalespersons. Outbound telesalespersons are assigned account management responsibilities for existing customers with an emphasis on customer service, new product introductions and new product lines. Inbound telesalespersons are trained to quickly process orders from existing customers. All telesalespersons are highly knowledgeable and are required to go through extensive product and sales training before they begin to work with customers. The Company's proprietary software provides the telesales staff with detailed customer profiles and information about products, pricing, promotions and competition. This data enables the Company to segment its customer base, analyze mailing effectiveness on a weekly basis, closely track and manage inventory on a real time basis and quickly react to and capitalize on business opportunities.

    National Network of Distribution Centers. To provide more rapid delivery and a strong local presence, the Company has established a network of 29 distribution centers strategically located in 29 major metropolitan areas throughout the United States. The distribution centers enable the Company to be closer to many of its customers for faster product delivery and to generate incremental over-the-counter sales. The Company's experience indicates that many of its customers prefer to purchase from local suppliers and often choose to pick up their orders in person. Approximately 30% of the Company's orders are picked up by the customer at one of the Company's distribution centers.

    Superior Customer Service. As a result of its large in-stock inventory, the Company is typically able to fulfill approximately 94% of the items included in each customer order, and, in almost all cases, ships the order within the same day of receipt of the order. In addition, as a result of its large number of distribution centers, the Company is able to provide its customers with more rapid delivery to markets in the continental United States. In an effort to maximize sales and increase customer retention, the Company has structured its telesales staff to create regular contact between the Company's telesales personnel and each active customer. The Company's customer retention rate (i.e., customers who place orders in the following year) has grown from approximately 74.0% during each of the three years from fiscal 1992 through fiscal 1995 to approximately 83.8% in fiscal 1996.

    Competitive Pricing and Private Label Products. Due to the Company's size, volume of purchases, substantial vendor base and offshore sourcing capabilities, the Company is frequently able to obtain purchase terms that the Company believes are more favorable than those available to its competition. This enables the Company to offer prices that are generally lower than those available from its competitors. Many of the Company's private label products provide the customer with lower-cost, high quality alternatives to brand name products, as well as providing the Company with higher profit margins. During fiscal 1996, approximately 27.6% of the Company's net sales were attributable to sales of private label products.

    Centralized Management Information Systems. The Company's proprietary integrated centralized management information systems provide the Company with real-time information for managing telesales, distribution, customer service, inventory control and financial controls. The management information systems also enable the Company to effectively coordinate its purchasing, marketing, outbound telesales, order entry, shipping and billing. The Company has added approximately $4.0 million of enhancements to its management information system over the last three years, and has added, or is in the process of adding, an additional $2.5 million of enhancements during fiscal 1997. The current system has enabled the Company to enhance its levels of customer service and increase the productivity and profitability of its telesales operations, as well as enabling management to make well informed business decisions. The system can be easily and cost-effectively upgraded as the Company grows.

GROWTH STRATEGY

     Net sales for the six months ended December 31, 1996 increased by $15.8 million, or 26.2%, over the net sales for the comparable period last year, and the Company's active customers increased from 40,000 to 46,000 during such period. Prior to the Initial Public Offering, the Company's ability to fully implement its growth strategy had been significantly constrained due to the limited availability of working capital resulting from the highly leveraged capital structure of Waxman Industries. Despite these constraints, from fiscal 1992 to fiscal 1996, the Company's net sales have grown at a compound annual growth rate of approximately 15.3%. As a consequence of the Initial Public Offering, the Company has significantly more working capital, which the Company believes will enable it to implement its growth strategy. Key elements of the Company's growth strategy include:

     Expand product offerings. The Company currently markets approximately 9,700 plumbing, electrical and hardware products. The Company plans to increase its new product offerings by 1,500 to 2,000 items per year over the next three years, which will deepen the Company's existing product lines and establish new product categories. A significant portion of these product additions will be private label products. The Company believes that the introduction of new product lines will expand the Company's total potential target market. Examples of new product lines recently introduced include lighting fixtures, HVAC/R parts, commercial faucets and vinyl floor tiles.

    Increase penetration of existing target markets. The Company has over 600,000 prospective domestic customers in its current target markets, only 46,000 of which are active customers. The Company believes that increasing the number of its outbound telesales employees, together with the promotional flyer campaign, is the most cost effective method to access these potential customers. To that end, the Company intends to add 20 to 25 telesalespersons annually over the next several years and to significantly increase its mailings of promotional flyers. The Company's telesales staff has increased from 29 to approximately 100 persons over the last four and a half years, with the majority of the increase being attributable to the addition of outbound telesalespersons.

    Increase geographic coverage. Over the next few years, the Company plans to add two to four new distribution centers per year in major metropolitan areas and has identified 10 to 12 potential locations. The Company opened a new distribution center in Kansas City, Kansas in November 1996 and plans to open a distribution center in Milwaukee, Wisconsin during the fourth quarter of fiscal 1997. The addition of new distribution centers in new geographic areas, as well as in geographic areas in which the Company has existing distribution centers, has increased, and is expected to continue to increase, the Company's overall level of business. New distribution centers enhance marketing efforts, heighten the Company's name recognition, generate new over-the-counter business and allow for faster product deliveries.

     Add new target customer segments. The Company's current targeted customer segments are contractors, independent hardware stores, and maintenance managers. The Company believes that due, in part, to the continuing expansion of its product offerings in conjunction with its expanded promotional flyer campaign, it has the opportunity to market its products to new segments of customers currently underserviced, such as school systems, hospitals and healthcare facilities, HVAC/R contractors, lighting showrooms and hotel/motel operators.

     Expand export business. The Company believes that many opportunities for direct marketing to the Company's existing target markets exist in foreign locations including South America and Europe. Although the Company does not intend to commit material capital resources to international expansion during the next few years, the Company has begun to, and intends to continue to, access these markets through its existing telesales operations and increased mailings of its promotional flyers. The Company believes that customers in these international areas are receptive to mail order purchasing and that its potential customers would be attracted to the breadth of the Company's product lines and its competitive pricing.

MARKETING AND DISTRIBUTION

    The Company markets its products nationwide principally through regular catalog and promotional mailings to existing and potential customers, supported by a telesales operation, and products are shipped from a network of 29 distribution centers allowing customers to pick up or receive their orders, generally within one day of when the order is received. The outbound telesales operation is utilized to make telephonic sales presentations to potential customers that have received written promotional materials and to existing customers. The Company's inbound telesalespersons provide customer assistance and take orders. The Company's outbound and inbound telesales operations are centralized in Jacksonville, Florida.

  Catalogs

    The Company's three approximately 650-page catalogs containing 9,700 plumbing, electrical and hardware products are mailed to its 46,000 active customers. These catalogs are supplemented by monthly promotional flyers, 2.2 million of which were mailed in fiscal 1996. The Company's targeted customers include professional contractors, independent hardware stores and maintenance managers. The Company has been distributing its principal catalog since 1958 and believes that the Barnett(R) name has achieved a very high degree of recognition among the Company's customers and suppliers.

    The Company makes its initial contact with potential customers primarily through promotional flyers. The Company obtains the names of prospective customers through the rental of mailing lists from outside marketing information services and other sources. The Company uses sophisticated proprietary information systems to analyze the results of individual catalog and promotional flyer mailings and uses the information derived from these mailings, as well as information obtained from the Company's telesales operations, to create and/or supplement individual customer profiles and to target future mailings. The Company updates its mailing lists frequently to delete inactive customers.

    The Company's in-house art department produces the design and layout for its catalogs and promotional mailings. The Company's catalogs are indexed and illustrated, provide simplified pricing and highlight new product offerings.

  Telesales

    During fiscal 1996, approximately 75.7% of the Company's net sales were generated through the Company's telesales operation. The Company's telesales operation has been designed to make ordering its products as convenient and efficient as possible thereby enabling the Company to provide superior customer service. The Company offers its customers a nationwide toll-free telephone number that is currently staffed by 100 telesales, customer service and technical support personnel who utilize the Company's proprietary, on-line order processing system. This sophisticated software provides the telesales staff with detailed customer profiles and information about products, pricing, promotions and competition. This data enables the Company to segment its customer base, analyze mailing effectiveness on a weekly basis, closely track and manage inventory on a real time basis and quickly react to and capitalize on market opportunities.

    The Company divides its telesales staff into outbound and inbound groups. The Company's experience indicates that customer loyalty is bolstered by the ability of the telesales staff to develop an ongoing personal relationship with their customers. The Company's highly trained outbound telesales staff maintains frequent customer contact, makes telesales presentations and encourages additional purchases. Inbound telesalespersons are trained to quickly process orders from existing customers, provide technical support, expedite and process new customer applications as well as handle all customer service. They increase sales by informing customers of price breaks for larger orders, companion items and replacement items with higher margins. Outbound telesales persons are also utilized to make telephonic sales presentations to both potential and existing customers. Also, for several months prior to the opening of new distribution centers, the Company utilizes its telesales operation to generate awareness of the Company, its product offerings and the upcoming opening of new distribution centers located near the target customers.

    The Company conducts a customized, in-depth six week training course for new telesales employees. Training includes the use of role playing and videotape analysis. Upon satisfactory completion of the training program, new telesales personnel are provided with a dedicated experienced telesales employee who serves as a "coach" for the next year. In order to better assure high telesales service levels, telesales supervisors regularly monitor telesales calls.

    The Company's current focus has been on expanding its telesales staff. The Company plans to expand its telesales operations by 20 to 25 telesalespersons annually over the next several years. The Company has over 600,000 prospective domestic customers within its current industry segments and believes that by increasing the number of telesalespersons it will be able to access these potential customers in a cost effective manner.

  Distribution Center Network

    The Company has established a network of 29 local distribution centers strategically located in 29 major metropolitan areas throughout the United States. This network enables the Company to provide rapid and complete product delivery and provides a strong local presence.

    The Company's distribution centers range in size from approximately 11,000 square feet to 47,000 square feet and average approximately 22,000 square feet. Distribution centers are typically maintained under operating leases in commercial or industrial centers. Distribution centers primarily consist of warehouse and shipping facilities, but also include "city sales counters," typically occupying approximately 600 square feet, where customers can pick up orders or browse through a limited selection of promotional items. The Company is often able to generate incremental sales from customers who pick up their orders. The Company has initiated a program to enlarge product displays in the counter area to better promote the breadth of its product lines.

    Many of the Company's customers do not keep high inventory levels and tend to place orders rather frequently. The Company's experience indicates that customers prefer to order from local suppliers and that many local tradespeople prefer to pick up their orders in person rather than to have them delivered. Therefore, the Company intends to continue the expansion of its distribution center network in order to position itself closer to potential new customers. During fiscal 1996, approximately 30% of the Company's orders were picked up by the Company's customers.

    The factors considered in site selection include the number of prospective customers in the local target area, the existing sales volume in such area and the availability and cost of warehouse space, as well as other demographic information. The Company has substantial expertise in distribution center site selection, negotiating leases, reconfiguring space to suit its needs, and stocking and opening new distribution centers. The average investment required to open a distribution center is approximately $900,000, including approximately $600,000 for inventory.

    The following table sets forth a list of the 29 metropolitan areas served by the Company's distribution centers, as well as the square footage and year opened of each distribution center.

                                        SQUARE                   FISCAL
METROPOLITAN AREA SERVED               FOOTAGE                YEAR OPENED
------------------------               -------                -----------

REGIONAL HUB DISTRIBUTION CENTERS
Jacksonville                            47,370                   1956
Dallas                                  27,907                   1977
Louisville                              33,040                   1981
Philadelphia                            33,852                   1987
Sacramento                              28,800                   1988
LOCAL DISTRIBUTION CENTERS
Denver                                  22,800                   1985
Chicago                                 23,040                   1987
Miami                                   45,000                   1988
Detroit                                 21,497                   1988
Houston                                 31,924                   1989
Richmond                                19,694                   1989
Seattle                                 22,300                   1990
Boston                                  20,036                   1990
Charlotte                               20,000                   1990
Los Angeles                             21,000                   1990
Oklahoma City                           20,250                   1990
Memphis                                 17,580                   1991
New Orleans                             12,059                   1991
Atlanta                                 30,261                   1991


El Paso                                 20,363                   1992
New York City                           11,300                   1992
Pittsburgh                              16,000                   1992
Buffalo                                 17,236                   1992
Fort Worth                              20,000                   1993
Tampa                                   16,800                   1993
St. Louis                               16,930                   1993
Baltimore                               16,200                   1994
Cincinnati                              23,611                   1994
Kansas City                             22,482                   1997
Milwaukee                               27,800                   1997*

------------
* Expected to be opened during the fourth quarter of fiscal 1997.

PRODUCTS

         The Company markets an extensive line of over 9,700 plumbing, electrical and hardware products, many of which are sold under its proprietary trade names and trademarks. This extensive line of products allows the Company to serve as a single source supplier for many of its customers. Many of these products are higher margin products bearing the Company's proprietary trade names and trademarks. In addition, proprietary products are often the customers higher margin product offerings.

         The Company tracks sales of new products the first year they are offered and new products that fail to meet specified sales criteria are discontinued. To help manage the risk of new product introductions, substantially all new domestically sourced products are governed by a "12-point agreement" which allows the Company to return all slow and non-moving merchandise to its vendor within the first six months of its offering, without any cost to the Company. The Company believes that its customers respond favorably to the introduction of new product lines in areas that allow the customers to realize additional cost savings and to utilize the Company's catalogs as a means of one-stop shopping for many of their needs.

         The Company's strategy is to significantly increase the number of product offerings, as well as its higher margin product offerings. Private label products offer customers high quality, lower-cost alternatives to the brand name products the Company sells. The Company's catalogs and monthly promotional flyers emphasize the comparative value of the Company's private label products. During fiscal 1996 and the six months ended December 31, 1996, approximately 27.6% and 27.0%, respectively, of the Company's net sales were generated by the sale of the Company's private label products. The Company's products are generally covered by a one year warranty, and returns (which require prior authorization from the Company) have historically been immaterial in amount.

         The following is a discussion of the Company's principal product groups:

         Plumbing Products. The Company sells branded products of leading plumbing supply manufacturers, including Delta(R) Moen(R) and Price Pfister(R). The Company's private label plumbing products are also sold under its Barnett(R), Premier(R) and ProPlus(R) trademarks. In fiscal 1996, plumbing products accounted for 76.6% of net sales.

         Electrical Products. The Company sells branded products of leading electrical supply manufacturers, including Philips(R), Westinghouse(R), Honeywell(R) and General Electric(R). Certain of the Company's private label electrical products are sold under its own proprietary trademarks, including Barnett(R), Premier(R) and LuminaTM. In fiscal 1996, electrical products accounted for 15.2% of net sales.

         Hardware Products. The Company sells hardware products of leading hardware product manufacturers, including Kwikset(R) security hardware products and Milwaukee(R) power tools. Certain of the Company's hardware products are also sold under its own proprietary LegendTM trademark. In fiscal 1996, hardware products accounted for 8.2% of net sales.

         HVAC/R Products. The Company began selling a limited number of name brand HVAC/R products in July 1996.

         The following sets forth a listing of the types of products sold by the Company in each of its principal product categories:

[To be updated]

PLUMBING
Ballcocks and flush valves                    Shower and bath tub wall kits
Bath hardware                                 Stems and seats, washers and "O" rings
Compression fittings                          Stainless stell kitchen sinks
Copper fittings, DWV and sweat fittings       Toilet seats and accessories
Copper tubing                                 Toilet tank flush valves and repair parts
CPVC pipe and fittings                        Tubular products--metal, polypropylene and




Faucet and sink repair parts                         PVC
Gas valves and gas connectors (AGA approved)         Valves--bronze, brass and non-metallic
Kitchen cabinets                                     Vanities and medicine cabinets
Lavatory and kitchen faucets                         Wall hung lavatories
Liquid drain opening products                        Water closets, drop-in bowls and pedestal sinks
Malleable fittings and pipe--galvanized and          Water heater elements, thermostats and accessories
  black                                              Water filters and accessories
Plumbing tools--hand and power                       Whirlpool tubs
Pumps and sewage ejectors
Regulators--gas and water


ELECTRICAL
Appliance repair parts                               Light bulbs
Batteries and flashlights                            Light fixtures
Building wire and lamp cord                          Power cords--indoor and outdoor, dryer,
Circuit breakers and panels                            range, professional, appliance, extension and
Conduits and raceways--metallic and                    power block
  non-metallic                                       Telephone accessories
Door bells, buzzers, and chimes                      Two-way radios
Electrical tools and testers                         Wiring boxes--metallic and non-metallic
Fans--kitchen and bath exhaust                       Wiring devices
Fluorescent ballasts
Fuses


HARDWARE

Bolts and hasps, door viewers                        Padlocks
  knockers and door accessories                      Paint sundries
Brooms, mops and dustpans                            Painting accessories--spackling, glazing, wall
Caulks, adhesives and weather stripping                patch, joint compound, grout, mastic,
Cleaning aids                                          adhesives
Door lock sets, dead bolts and accessories           Plastic sheeting
Drywall tools                                        Safety equipment and rainwear
Fasteners--drywall, sheet metal, toggle              Thresholds, tarps and rubber tie-down straps
 and machine rivets                                  Windows and screen door accessories, security,
Fire extinguishers                                    door and striker, hinges, braces and mending plates
Keying machines, key blanks and cabinets             Work gloves
Mini blinds and accessories


HVAC/R

Pumps -- circulating                                 Motors/capilators
Thermostats                                          Refrigeration supplies
HVAC/R tools                                         Relays
HVAC/R chemicals                                     Contactors
Register/ducting products                            Hydronic specialties





SOURCING

         The products sold by the Company are purchased from approximately 370 domestic and 30 foreign suppliers. Domestically manufactured products are shipped directly to the Company's 29 distribution centers. Products manufactured abroad are initially shipped to the Company's 5 regional distribution centers and subsequently redistributed to each of the 29 distribution centers. The Company is not dependent on any single supplier for any of its requirements. Due to the volume of the Company's purchases and its utilization of over 400 vendors, it is able to obtain purchase terms it believes to be more favorable than those available to most local suppliers of plumbing, electrical and hardware products. Approximately 74% of the Company's purchases for the year ended June 30, 1996 were from domestic manufacturers and 26% were from foreign manufacturers, primarily located in Asia. During fiscal 1996, the Company purchased approximately 13% of its products through Waxman Industries entities, both domestic and foreign. Although the Company intends to continue to purchase products through Waxman Industries entities in the future, the Company is not committed to purchase any products from Waxman Industries.

MANAGEMENT INFORMATION SYSTEMS

         The Company has integrated all of its operating units into its state-of-the-art management information system. This system encompasses all of the Company's major business functions and was designed to enable the Company to receive and process orders, manage inventory, verify credit and payment history, invoice customers, receive payments and manage the Company's proprietary mail order customer lists. In addition, all of the Company's local distribution centers are linked to the Company's computer system to provide real-time access to all necessary information, including inventory availability, order tracking, and customer creditworthiness. The system can be easily and cost-effectively upgraded as the Company grows. The Company has adopted procedures to protect the data in its computer systems and to provide for recovery in the event of equipment failures. All data systems are backed up to tape daily with backup tapes stored off-site. End of month tapes, tape archives and production software kept on-site are stored in a fire-proof safe. The Company will soon complete the installation of a geographically remote "hot site" computer system that will be able to communicate with all of the Company's distribution centers in the event of a failure of the Company's primary system.

         The Company's customers can place orders directly via mail, facsimile, telephone or through an EDI transmission. Utilizing EDI, the Company's customers can send electronic purchase orders directly to the Company's order entry systems. The Company makes this ordering process simple for its customer by providing well-developed computer media containing the Company's product information including item number, product description, price, package quantity and UPC codes to be loaded directly into the customer's purchasing system. The Company automatically edits and processes EDI orders and sends the majority of EDI orders received directly to shipping. The few EDI orders that need editing are sent immediately to a sales representative for review. Through EDI, the Company can provide faster order turnaround, thereby further fostering customer satisfaction.

         The Barnett Ordering System Service or BOSSTM is the Company's proprietary software ordering program, which is provided free to all Company customers and allows customers to browse through the Company's electronic catalog to create and transmit orders. BOSSTM is simple, easy to use and provides customers with their purchasing history to assist the customer in projecting future supply requirements.

COMPETITION

         The market in which the Company competes is highly fragmented consisting of many regional and local distributors of plumbing, electrical and hardware products. The Company believes that competition is primarily based on price, product quality and selection, as well as service, which includes rapid order turnaround. The Company believes that its operating strategy positions it to be an effective competitor in its markets. The Company's major competitors include local and regional broad line suppliers, specialty suppliers, industrial suppliers, direct mail distributors and warehouse home centers.

SEASONALITY

         The Company's sales are generally consistent throughout the year.

EMPLOYEES

         As of December 31, 1996, the Company employed 550 individuals, 141 of whom were clerical and administrative personnel, 117 of whom were telesales and sales representatives and 292 of whom were either production or warehouse personnel. The Company's employees are not unionized. The Company considers its relations with its employees to be good.

PROPERTIES

         The Company's principal executive offices, as well as its administrative offices, are located in a 60,000 square feet leased facility in Jacksonville, Florida, which also serves as a regional hub distribution center. The lease for this facility expires in October 2003. The Company's principal telesales operations as well as other sales support functions are located in leased facilities aggregating approximately 15,000 square feet located in Jacksonville, Florida. These leases expire at various times over the next five years. All of the Company's distribution centers are leased, with leases expiring from March 1997 to October 2003. Typically, the Company's distribution centers range in size from approximately 11,000 to approximately 47,000 square feet and are leased for a period of five years, with an option to renew. The Company shares three of its facilities with U.S. Lock, and U.S. Lock is charged for the portion of the rent relating to the space occupied by it. The Company also shares one facility with LeRan. However, because LeRan does not occupy a distinct portion of such facility, it is charged rent based upon a percentage of net sales generated by it from such facility.

LITIGATION

         The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management of the Company, the amount of any ultimate liability with respect to these actions will not have a material impact on the liquidity or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the executive officers, members of the Board and certain key employees of the Company and their respective positions.

NAME                          AGE      POSITION
----                          ---      --------
Melvin Waxman                 63       Chairman of the Board and Director
Armond Waxman                 58       Vice-Chairman of the Board and Director
Sheldon Adelman               55       Director
Morry Weiss                   56       Director
William R. Pray               49       President, Chief Executive Officer and
                                       Director
Andrea M. Luiga               40       Vice President--Finance, Chief Financial
                                       Officer
Andrew S. Fournie             42       Vice President--Marketing
Alfred C. Poindexter          44       Vice President--Operations
Bruce Dougherty               44       Vice President--Management Information
                                       Systems
Paul R. Janke                 48       Vice President--Human Resources
Robert K. Simon               40       Vice President--Purchasing

         Mr. Melvin Waxman was elected Chairman of the Board and Director of the Company in December 1995. Mr. Waxman was elected Co-Chief Executive Officer of Waxman Industries in May 1988, Co-Chairman of the Board of Waxman Industries in June 1995 and Chairman of the Board of Waxman Industries in April 1996. Mr. Waxman has been the Chief Executive Officer of Waxman Industries for over 20 years and has been a director of Waxman Industries since 1962. Mr. Waxman has been either Chairman or Co-Chairman of the Board of Waxman Industries since August 1976. Mr. Waxman has been a director of the Company since its acquisition by Waxman Industries in 1984. Mr. Waxman was a director of Ideal Plumbing Group Inc., a Canadian subsidiary of Waxman Industries, that was involuntarily liquidated in 1994. Mr. Waxman is the brother of Mr. Armond Waxman.

         Mr. Armond Waxman was elected Vice-Chairman of the Board and Director in December 1995. Mr. Waxman was elected Co-Chief Executive Officer of Waxman Industries in May 1988 and was Co-Chairman of the Board of Waxman Industries in June 1995 until April 1996. Mr. Waxman had been the President of Waxman Industries from August 1976 until June 1995, and was reappointed to the position in April 1996. Mr. Waxman has been a director of Waxman Industries since 1962 and was Chief Operating Officer of Waxman Industries from August 1976 to May 1988. Mr. Waxman has been a director of the Company since its acquisition by Waxman Industries in 1984. Mr. Waxman was a director of Ideal Plumbing Group Inc., a Canadian subsidiary of Waxman Industries, that was involuntarily liquidated in 1994. Mr. Waxman is the brother of Mr. Melvin Waxman.

         Mr. Sheldon Adelman is the principal of Adelman Capital, a private investment firm. From 1974 to 1997, Mr. Adelman was the Chairman of the Board and Chief Executive Officer of Blue Coral, Inc., a multi-divisional, commercial and consumer products manufacturer with worldwide sales to the automotive appearance aftermarket. Mr. Adelman serves on the Board of Directors of Phoenix Dye Works in Cleveland, Ohio and is active in many civic organizations.

         Mr. Morry Weiss is the Chairman of the Board and Chief Executive Officer of American Greetings Corporation. Mr. Weiss joined American Greetings Corporation in 1961. He was appointed President and Chief Operating Officer in June 1978, Chief Executive Officer in February 1992 and Chairman of the Board in February 1992. Mr. Weiss is a director of Syratech Corp., National City Corporation and Artistic Greetings Corporation. Mr. Weiss is also active in various community affairs.

         Mr. William R. Pray was elected President, Chief Executive Officer and a Director of the Company in February 1993. Mr. Pray was elected President and Chief Operating Officer of Waxman Industries in June 1995 and resigned these position in April 1996 upon the consummation of the Initial Public Offering. From February 1991 to February 1993, Mr. Pray was Senior Vice President--President of Waxman Industries' U.S. Operations, after serving as President of the Mail Order/Telesales Group (which included the Company) since 1989. He joined the Company in 1978 as Regional Sales Manager, became Vice President of Sales and Marketing in 1984 and was promoted to President in 1987. Mr. Pray is a Director of Waxman Industries.

         Ms. Andrea M. Luiga was elected Vice President--Finance, Chief Financial Officer of the Company in February 1993. Ms. Luiga was elected Vice President and Chief Financial Officer of Waxman Industries in August 1995 and resigned these positions in April 1996 upon the consummation of the Initial Public Offering. From September 1991 to February 1993, Ms. Luiga was Vice President--Group Controller of the Mail Order Group of Waxman Industries (which included the Company) after serving as Group Controller of the Mail Order Group since October 1989. Ms. Luiga joined the Company in March 1988 as Controller.

         Mr. Andrew S. Fournie was elected Vice President--Marketing of the Company in January 1988. He joined the Company in 1985 as Product Development Manager.

         Mr. Alfred C. Poindexter was elected Vice President--Operations of the Company in September 1988 after serving as Director of Operations of the Company since 1987. He joined the Company in 1983 as Purchasing Manager.

         Mr. Bruce Dougherty was appointed Vice-President - Management Information Systems in December 1992. He joined the Company in December 1983 as Data Processing Manager.

         Mr. Paul R. Janke joined the Company in February 1994 as
Vice-President--Human Resources. Prior to joining the Company, Mr. Janke served as Director of Human Resources for Farm Stores, Inc., a national retail food chain. From May 1991 to February 1992, Mr. Janke served as Vice President -- Human Resources of Scotty's Inc., a regional hardware retailer.

         Mr. Robert K. Simon was appointed Vice-President--Purchasing of the Company in April 1996. He joined the Company in March 1993 as Director of Purchasing. From 1988 to December 1992, Mr. Simon served as the Director of Materials for Curtis Industries, Inc., a worldwide distributor of durable consumer goods.


SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

         The following table sets forth the cash compensation paid by the Company to the Chief Executive Officer of the Company and the three other most highly compensated executive officers of the Company (the "Named Officers"):

                           SUMMARY COMPENSATION TABLE
                                                                                                 Long Term
                                                                                               Compensation
                                                                                                  Awards
                                                                                                  ------
                                                                  Annual Compensation (1)       Securities
                                                                  -----------------------
                                                                                                Underlying        All Other
                                                  Fiscal                        Bonus ($)        Options/       Compensation
          Name and Principal Position              Year           Salary           (2)           SARs (#)          ($) (3)
          ---------------------------              ----           ------          -----         -----------       --------
William R. Pray................................    1996          $244,423       $129,760         170,000          $58,870
President and Chief Executive                      1995           229,738         57,607              --               --
  Officer                                          1994           206,250         75,000              --               --

Andrea M. Luiga................................    1996            92,885         60,080          50,000               --
Vice President-- Finance                           1995            79,469         17,050              --               --
  and Chief Financial Officer                      1994            71,735         13,205              --               --

Andrew S. Fournie..............................    1996            96,923         12,000          25,000               --
Vice President-- Marketing                         1995            94,677         20,163              --               --
                                                   1994            83,812         17,600              --               --

Alfred C. Poindexter...........................    1996            92,077         10,872          25,000               --
Vice President-- Operations                        1995            90,062         19,089              --               --
                                                   1994            86,408         15,694              --               --

-------------

(1) Certain executive officers received compensation in fiscal 1994, 1995 and 1996 in the form of perquisites, the amount of which does not exceed reporting thresholds.

(2) All bonuses were paid under the Company's Profit Incentive Plan, except $100,000 received by Mr. Pray and $50,000 received by Ms. Luiga as discretionary bonuses in fiscal 1996.

(3) All other compensation represents premiums on split-dollar life insurance policies.


EXECUTIVE COMPENSATION ARRANGEMENTS

         The terms of the employment arrangement between the Company and its Chief Executive Officer are described below.

         Mr. Pray entered into an employment agreement with the Company which became effective as of July 1, 1990, and was amended as of January 1, 1996 and terminates on January 1, 2006. Pursuant to such employment agreement, Mr. Pray is to serve as President and Chief Executive Officer of the Company and will provide services to the Company in such managerial areas as Mr. Pray served in the past and such additional duties as shall be assigned to Mr. Pray by the Chairman and Vice-Chairman of the Board. Effective January 1, 1997, Mr. Pray's salary was set at $300,000 per annum. Mr. Pray is eligible to receive discretionary bonuses as may from time to time be determined in the sole discretion of the Board. In addition, pursuant to the terms of the employment agreement, Mr. Pray will continue to be provided with certain benefits and perquisites currently provided to him, as well as a $2,000,000 split dollar life insurance policy and has also entered into a money purchase deferred compensation agreement pursuant to which the Company established an account into which it deposits approximately $59,000 annually. The balance remaining in the account upon the termination of employment of Mr. Pray shall be paid to him or his beneficiaries, as the case may be.

         In the event that Mr. Pray's employment is terminated without Cause (as defined in the employment agreement) or in the event he terminates his employment for Good Reason (as defined in the employment agreement), he will be entitled to receive, in one lump sum, an amount equal to the present value of the product of (i) the sum of (x) the base salary (as such base salary would have been adjusted for the remainder of the term) and (y) the average of the bonus compensation paid to Mr. Pray with respect to the three years preceding the termination of the employment agreement and (ii) the greater of (a) the remaining number of years (or portions thereof) in the term of the employment agreement and (b) two; provided, however, that if any portion of such compensation would constitute an "excess parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended, the amount of such compensation would be reduced to the highest amount that would not constitute an excess parachute payment. The employment agreement also contains provisions which restrict Mr. Pray from competing with the Company during the term of the agreement and for two years following termination thereof.

STOCK OPTION AND SAR GRANTS

         The following table sets forth the information noted for all grants of stock options made by the Company during fiscal 1996 to each of the executive officers named in the Summary Compensation Table:

                                         OPTION/SAR(1) GRANTS IN LAST FISCAL YEAR
                                                     INDIVIDUAL GRANTS
                                                                                                         Potential Realizable
                                                   % of Total                                              Value at Assumed
                                                    Options                                              Annual Rates of Stock
                                    Options        Granted to       Exercise                            Price Appreciation for
                                    Granted       Employees in       Price        Expiration                 Option Term
Name                                  (#)       Fiscal Year 1996     ($/Sh)          Date              5%($)           10%($)
----                                  ---       ----------------     ------          ----              -----           ------
William R. Pray................    170,000           33.5%           $14.00      April 2, 2006      $1,496,769      $3,793,107
Andrea M. Luiga................     50,000            9.9%            14.00      April 2, 2006         440,226       1,115,620
Andrew C. Fournie..............     25,000            4.9%            14.00      April 2, 2006         220,113         557,810
Alfred C. Poindexter...........     25,000            4.9%            14.00      April 2, 2006         220,113         557,810

-----------

(1) There were no SARs granted to any of the executive officers named in this table in fiscal 1996.

(2) The potential realizable values represent future opportunity and have not been reduced to present value in 1996 dollars. The dollar amounts included in these columns are the result of calculation at assumed rates set by the Securities and Exchange Commission for illustration purposes, and these rates are not intended to be a forecast of the Common Stock price and are not necessarily indicative of the values that may be realized by the named executive officer.



STOCK OPTION AND SAR EXERCISES

         The following table sets forth information with respect to (i) the numbers of unexercised options held by each of the executive officers named in the Summary Compensation Table who held options as of June 30, 1996 and (ii) the value of unexercised in-the-money options as of June 30, 1996. None of the executive officers exercised any options in fiscal 1996.

             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                        FISCAL YEAR-END OPTION/SAR VALUES

                                                           Number of
                                                       Unexercised Options                      Value of Unexercised
                                                        At Fiscal Year (#)                      In-the-Money Options
Name                                                Exercisable/Unexercisable                At Fiscal Year End ($)(2)
----                                                -------------------------                -------------------------
William R. Pray.............................                0/ 170,000                                $2,507,500
Andrea M. Luiga.............................                0/  50,000                                   737,500
Andrew C. Fournie...........................                0/  25,000                                   368,750
Alfred C. Poindexter........................                0/  25,000                                   368,750

---------------------

(1) The options vest, subject to acceleration in certain limited circumstances, in 25% increments on each annual anniversary date of the grant of such options. The options will be fully vested on April 2, 2000.

(2) Calculated on the basis of the closing share price ($28.75) of the Common Stock as of June 30, 1996, as reported by the Nasdaq National Market, less the exercise price.

BOARD OF DIRECTORS

         The Board of Directors currently consists of five members and is divided into three classes of directors serving staggered terms. Directors of each class will be elected at the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three years. Melvin Waxman and Sheldon Adelman serve as Class 1 Directors with their terms expiring at the 1999 Annual Meeting of Stockholders, Armond Waxman and Morry Weiss serve as Class 2 Directors with their terms expiring at the 1997 Annual Meeting of Stockholders and William R. Pray serves as Class 3 Director with his term expiring at the 1998 Annual Meeting of Stockholders. For further information on the effect of the classified Board, see "Description of Capital Stock."

         The Company has an Executive Committee, Audit Committee and Compensation and Stock Option Committee. During fiscal 1996, only during three months of which was the Company operated as an independent public company, no meetings of the Board were held, but the Board acted numerous times by written consent. During fiscal 1997, the Company has held, and expects to continue to hold, quarterly meetings of the Board.

COMPENSATION OF DIRECTORS

         Directors who are employees of the Company receive no compensation, as such, for service as members of the Board. Directors who are not employees of the Company receive quarterly compensation of $4,000 and $1,000 for each meeting of the Board of any committee of the Board attended by them (other than with respect to any meetings of any committee on a day on which the Board also meets). All Directors are reimbursed for expenses incurred in connection with attendance at meetings.

         In addition to the foregoing compensation, the stockholders of the Company recently approved the 1996 Stock Option Plan for Non-Employee Directors (the "Non-Employee Directors Plan"), pursuant to which each of the Chairman and Vice Chairman of the Board was granted an option exercisable to purchase 100,000 shares of Common Stock and each current non-employee director of the Company was granted an option exercisable to purchase 25,000 shares of Common Stock, in each case at the fair market value of the Common Stock on the grant date ($21.00). The Non-Employee Directors Plan also provides that each non-employee director may elect to receive, in lieu of their annual director compensation, an option exercisable to purchase 5,000 shares of Common Stock, at the fair market value thereof on the date of grant.

AUDIT COMMITTEE

         The Audit Committee currently consists of Messrs. Adelman and Weiss. The Audit Committee acts as a liaison between the Company's independent auditors and the Board, reviews the scope of the annual audit and the management letter associated therewith, reviews the Company's annual and quarterly financial statements and reviews the sufficiency of the Company's internal accounting controls. The Audit Committee held no meetings during fiscal 1996.

COMPENSATION AND STOCK OPTION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Compensation and Stock Option Committee currently consists of Messrs. Adelman and Weiss. The general functions of the Compensation and Stock Option Committee include approval (or recommendation to the Board of Directors) of the compensation arrangements for senior management, directors and other key employees, review of benefit plans in which officers and directors are eligible to participate, and periodic review of the equity compensation plans of the Company and the grants under such plans. The Compensation and Stock Option Committee administers both the 1996 Omnibus Incentive Plan of the Company and the Employee Stock Purchase Plan of the Company. Although the Compensation and Stock Option Committee held no meetings during fiscal 1996, on several occasions it took action by written consent.

COMPENSATION PLANS

OMNIBUS INCENTIVE PLAN

         GENERAL INFORMATION. The Omnibus Incentive Plan of the Company (the "Omnibus Plan") provides for compensatory awards (each an "Award") representing or corresponding to up to 1,500,000 shares of Common Stock. Awards may be granted for no consideration and consist of stock options, stock awards, stock appreciation rights ("SARs"), dividend equivalents, other stock based awards (such as phantom stock) and performance awards consisting of any combination of the foregoing. The Omnibus Plan is designed to provide an incentive to the officers and certain other key employees of the Company by making available to them an opportunity to acquire a proprietary interest or to increase their proprietary interest in the Company. Any Award issued under the Omnibus Plan which is forfeited, expires or terminates prior to vesting or exercise will again be available for Award under the Omnibus Plan.

         The Compensation and Stock Option Committee of the Board of Directors administers the Omnibus Plan and has the full power and authority, subject to the provisions of the Omnibus Plan, to designate participants, grant Awards and determine the terms of all Awards. Members of the Compensation and Stock Option Committee are not eligible to receive Awards under the Omnibus Plan.

         STOCK AWARDS. The Compensation and Stock Option Committee have the right to grant Awards of shares of Common Stock which are subject to such restrictions (including restrictions on transferability and limitations on the right to vote or receive dividends with respect to the restricted shares) and such terms regarding the lapse of restrictions as the Compensation and Stock Option Committee deems appropriate. Generally, upon termination of employment for any reason during the restriction period, restricted shares will be forfeited to the Company.

         SARS. An Award may consist of SARs. Upon exercising a SAR, the holder will be paid by the Company the difference between the fair market value of the Common Stock on the date of exercise and the fair market value of the Common Stock on the date of the grant of the SAR, less applicable withholding of Federal and State taxes. The Company may, at its election, pay such difference in cash or in shares of Common Stock valued at the fair market value of the Common Stock on the day preceding the date of payment. In no event may (i) an aggregate payment by the Company during any fiscal year upon the exercise of SARs exceed $500,000 without board approval, or (ii) a holder of a SAR, who is also an employee of the Company or its subsidiaries, exercise a SAR if the aggregate amount to be received as a result of his or her exercise of SARs in the preceding twelve month period exceeds such employee's current base salary.

         OPTIONS ISSUED UNDER OMNIBUS PLAN. The terms of specific options are determined by the Compensation and Stock Option Committee. Generally, options will be granted at an exercise price equal to the lower of (i) 100% of fair market value of the Common Stock on the date of grant or (ii) 85% of the fair market value of the Common Stock on the date of exercise. Each option will be exercisable after the period or periods specified in the option agreement, which will generally not exceed 10 years from the date of grant. Options may be issued in tandem with SARs ("Tandem Options") as a performance award.

         In the event the employment of an optionee is terminated during such period (other than in the case of death or disability), the Company shall have the right to repurchase shares during such six month period in exchange for the payment of the exercise price. Upon the exercise of an option, the option holder will pay to the Company the exercise price plus the amount of the required Federal and State withholding taxes, if any. The unexercised portion of any option granted under the Omnibus Plan will generally be terminated (a) thirty
(30) days after the date on which the optionee's employment is terminated for any reason other than (i) Cause (as defined in the Omnibus Plan), (ii) mental or physical disability, or (iii) death; (b) immediately upon the termination of the optionee's employment for Cause; (c) three months after the date on which the optionee's employment is terminated by reason of retirement or mental or physical disability; or (d)(i) 12 months after the date on which the optionee's employment is terminated by reason of the death of the employee, or (ii) three months after the date on which the optionee dies if such death occurs during the three-month period following the termination of the optionee's employment by reason of retirement or mental or physical disability.

         The Company has granted options exercisable to purchase 783,000 shares of Common Stock at exercise prices equal to the Initial Public Offering price per share.

         PERFORMANCE AWARDS CONSISTING OF OPTIONS AND SARS ISSUED IN TANDEM UNDER OMNIBUS PLAN. Upon exercise of a Tandem Option, the optionee will be entitled to a credit toward the exercise price equal to the value of the SARs issued in tandem with the option exercised, but not to exceed the amount of the Federal income tax deduction allowed to the Company in respect of such SAR and not in an amount which would reduce the amount of payment by the optionee below the par value of the shares being purchased. Upon exercise of a Tandem Option, the related SAR will terminate, the value being limited to the credit which can be applied only toward the purchase price of Common Stock. In all cases, full payment of the net purchase price of the shares must be made in cash or its equivalent at the time the Tandem Option is exercised, together with the amount of the required Federal and State withholding taxes, if any. When a SAR issued as part of a Tandem Option is exercised, the option to which it relates will cease to be exercisable to the extent of the number of shares with respect to which the SAR was exercised, and that number of shares will thereafter be available for issuance as an Award under the Omnibus Plan.

         OTHER PERFORMANCE AWARDS ISSUED UNDER THE OMNIBUS PLAN. The Omnibus Plan authorizes the Committee to grant, to the extent permitted under Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, and applicable law, other Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of Common Stock. Furthermore, the amount or terms of an Award may be related to the performance of the Company or to such other criteria or measure of performance as the Compensation and Stock Option Committee may determine.

  STOCK PURCHASE PLAN

         The Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") is intended to encourage ownership of Common Stock by eligible employees of the Company, to encourage their continued employment with the Company and to provide them with additional incentives to promote the success of the Company. Except as discussed below, eligible employees are employees who have been employed by the Company or any of its subsidiaries for at least six months and who customarily work more than 20 hours per week and 5 months per calendar year. However, eligible employees who hold options under the Company's Omnibus Plan may not additionally hold options under the Company's Stock Purchase Plan until the options under the Omnibus Plan are exercised in full or are otherwise terminated.

         The Stock Purchase Plan authorizes the Compensation and Stock Option Committee to grant options to purchase shares of Common Stock to eligible employees pursuant to one or more offerings to be made under the Stock Purchase Plan. The Compensation and Stock Option Committee administers the Stock Purchase Plan and has sole discretion to determine when offerings will be made under the Stock Purchase Plan, the number of shares of Common Stock to be made available in any such offering, the length of the period pursuant to which employees can elect to participate in any offering (the "Subscription Period") and the period pursuant to which installment obligations of the option price must be paid (the "Purchase Period"). The Subscription Period and Purchase Period of any offering made under the Stock Purchase Plan may not together exceed 27 months.

         The Compensation and Stock Option Committee may exclude the employees of any specific subsidiary from any offering made under the Stock Purchase Plan and may determine not to include certain highly compensated employees and any person who holds options under the Omnibus Plan from any particular offering. In addition, no option may be granted to an employee who, immediately after the option is granted, owns 5% or more of the value or voting power of all classes of stock of the Company or its parent, if any, or subsidiary corporations, after taking into account certain attribution rules. Subject to these provisions, all eligible employees must be given the right to participate in any offering made under the Stock Purchase Plan. There are 1,500,000 shares of Common Stock subject to the Omnibus Plan, and the Compensation and Stock Option Committee shall have the right to designate how many of such shares shall be allocable to the Stock Purchase Plan.

         Prior to any offering made under the Stock Purchase Plan, the Company will grant to each employee eligible to participate in the offering the right to subscribe for an option to purchase on the last business day of the Purchase Period applicable to such offering at a price determined by the Compensation and Stock Option Committee, the number of full shares of Common Stock which such employee's accumulated payroll deductions will purchase as of the last business day of the Purchase Period. Unless the Compensation and Stock Option Committee determines otherwise, the option price will equal 85% of the fair market value of the Common Stock on the first day of the Purchase Period. Employees may elect to subscribe for options to purchase shares of Common Stock for an aggregate purchase price up to a specified percentage of their annual compensation as determined by the Compensation and Stock Option Committee for a particular offering.

         On the first day of the Purchase Period, eligible employees who elect to participate in an offering will receive, subject to certain limitations set forth in the Stock Purchase Plan, an option to purchase the number of shares for which such employee has subscribed. These options will be automatically exercised as of the last business day of the Purchase Period.

         Subject to certain limitations set forth in the Stock Purchase Plan, an employee is permitted, at any time prior to the end of the Purchase Period applicable to such offering, to terminate or reduce his or her payroll deductions, to reduce his or her options to purchase or to withdraw all or part of the amount in his or her account, without interest. Upon the termination of the employee's employment with the Company prior to the last day of the Purchase Period for any reason other than death or retirement, the employee's only right will be to receive the amount of cash then in such employee's account, without interest.

         Options granted under the Stock Purchase Plan will be subject to adjustment upon a recapitalization, stock split, stock dividend, merger, reorganization, liquidation, extraordinary dividend or other similar event affecting the Common Stock. Options will not be transferable, other than by will or the laws of descent and the distribution, or if permitted pursuant to the Internal Revenue Code of 1986, as amended (the "Code"), and the Regulations thereunder without affecting the option's qualification under Section 423 of the Code, pursuant to a qualified domestic relations order, and an option may be exercised, during the lifetime of the holder of the option, only by such option holder, or his or her personal representative in the event of disability.

         In the case of an unusual corporate event such as liquidation, merger, reorganization (other than a reorganization as defined by Section 368(a)(1)(F) of the Code), or other business combination, acquisition or change in control of the Company through a tender offer or otherwise, the Board may, in its sole discretion, determine to terminate the Purchase Period of any offering made under the Stock Purchase Plan as of the last day of the month during which such unusual corporate event occurs, but in the event of any such termination, an option holder will have the right, commencing at least five days prior to the unusual corporate event, to either make a lump sum payment equal to the remaining portion of the purchase price payable under his or her option or to cancel his or her election to purchase shares pursuant to such option.

         The Stock Purchase Plan will terminate ten years from the date of adoption, and an option shall not be granted under the plan after such date. Any options outstanding at the time of termination of the Stock Purchase Plan will continue in full force and effect according to the terms and conditions of the Stock Purchase Plan.

         The Stock Purchase Plan may be amended at any time and from time to time by the Board of Directors, but no amendment without the approval of the stockholders of the Company shall be made if stockholder approval under Section 423 of the Code or Rule 16b-3 of the Exchange Act would be required.

  PROFIT INCENTIVE PLAN

         The Company's Profit Incentive Plan (the "PI Plan") provides for annual cash incentive payments to certain officers and employees, as determined by the Company's Chief Executive Officer, based upon their contribution to the Company's profit performance and the Company's achievement of its profit goal. Payments made under the PI Plan will be based upon a percentage of the employee's base salary and the percentage of the employee's division's pre-tax profit goal which has been achieved during the fiscal year.

  401(K) SAVINGS PLAN

         The Company's retirement plan (the "401(k) Plan") is qualified under
Section 401(a) and 401(k) of the Code and the applicable provisions of the Employee Retirement Income Security Act of 1974. All nonunion employees over age 21 who have been employed by the Company for at least one year are eligible to participate in the 401(k) Plan. Employees may contribute to the 401(k) Plan on a tax deferred basis up to 15% of their annual salary, but in no event more than the maximum permitted by the Code ($9,500 in calendar 1996). Company contributions are discretionary. The Company may make matching contributions in cash or Common Stock. The Company has not made a determination as to whether, or to what extent, matching contributions will be made for the current year. The Company contributions will vest in the employee at the cumulative rate of 20% per year of service starting one year after commencement of service and, accordingly, after five years of an employee's service with the Company, matching contributions by the Company will be fully vested. The Company has made no contributions to date under the 401(k) Plan.

             RELATIONSHIP BETWEEN THE COMPANY AND WAXMAN INDUSTRIES

         Waxman USA currently owns 49.9% of the outstanding Common Stock of the Company and all of the outstanding shares of Series A Preferred Stock. As a result of this Offering, Waxman Industries' beneficial ownership of the shares of Common Stock will be reduced from 49.9% to approximately 43.1%, assuming the conversion to Common Stock of all of the outstanding Series A Preferred Stock. Three of the current directors of the Company are directors or officers of Waxman Industries and its subsidiaries. See "Management--Directors and Executive Officers." The terms of the intercompany arrangements described below were not determined on an arms' length basis.

         The Company has been provided certain general and administrative services by Waxman Industries, such as tax, legal, administrative and treasury services. In addition, the Company has purchased products from other subsidiaries of Waxman Industries. Products purchased for resale from Waxman Industries and its subsidiaries totaled $8.3 million in 1994, $11.3 million in 1995, $12.1 million in 1996 and $7.0 million for the six months ended December 31, 1996. Sales to these entities totaled $229,000 in 1994, $195,000 in 1995,
$172,000 in 1996 and $56,000 for the six months ended December 31, 1996.

         The Company believes that the potential termination of Waxman Industries' stock ownership in the Company, or the termination of any one or all of the agreements described below, would not have an adverse effect on the operations or financial position of the Company.

INTERCOMPANY ARRANGEMENTS

    Registration Rights

         The Company and Waxman USA entered into the Registration Rights Agreement pursuant to which the Company will, upon the request of Waxman USA, file up to two registration statements under the Securities Act in order to permit Waxman USA to offer and sell all or a portion of the shares of Common Stock that Waxman USA or its affiliates may beneficially own. Waxman Industries has utilized one of its demand registration rights in connection with this Offering. Pursuant to the Registration Rights Agreement, the Company has agreed to pay all expenses in connection with any requested registration, except that Waxman USA will pay any underwriting discounts, fees and commissions relating to the shares being sold by Waxman USA, as well as the fees of its counsel. However, in connection with this Offering, Waxman USA has agreed to pay fees and expenses of this Offering in proportion to the net proceeds received by it. The Company will also grant Waxman USA the right to include its shares of Common Stock in certain registration statements covering offerings by the Company, and the Company will pay all costs of such offerings other than underwriting discounts, fees and commissions attributable to the shares of Common Stock offered to be sold by Waxman USA and the fees of Waxman USA's counsel. The Company and Waxman USA will indemnify each other and their respective officers, directors and controlling persons against certain liabilities in respect of any registration or other offering covered by the Registration Rights Agreement. The Company has the right, in certain events, to require Waxman USA to delay any exercise by Waxman USA of its rights to require registration and other actions for a period of up to 60 days. The rights of Waxman USA under the Registration Rights Agreement are not transferable.

  New Intercorporate Agreement

         The Company, Waxman Industries and the other Operating Companies are parties to the New Intercorporate Agreement. Pursuant to the New Intercorporate Agreement, Waxman Industries will provide, if, and to the extent, the Company so requests, certain administrative and financial services to the Company including, among other things, assistance with public company reporting and certain financial functions, tax planning and compliance and insurance and risk management. The Company and Waxman Industries have agreed that the Company will pay Waxman Industries the allocable cost of the salaries and expenses of Waxman Industries' employees while they are rendering such services. The Company will also reimburse Waxman Industries for actual out of pocket disbursements to third parties by Waxman Industries required for the provision of such services by Waxman Industries. In addition to the services to be provided by Waxman Industries to the Company pursuant to the New Intercorporate Agreement, the Company also currently provides, and will continue to provide pursuant to the New Intercorporate Agreement, certain services to the operating divisions of WOC, including LeRan, U.S. Lock and Madison. These services include the utilization of the Company's management information systems, financial accounting, order processing and billing and collection services. Waxman Industries shall pay to the Company the allocable cost of the salaries and expenses of the Company's employees while they are performing such services. Waxman Industries shall also reimburse the Company for all actual out-of-pocket disbursements to third parties by the Company required for the provision of such services. The arrangements provided in the New Intercorporate Agreement may be modified and additional arrangements may be entered into pursuant to a written agreement between the Company and Waxman Industries. The New Intercorporate Agreement will be terminable at any time at the election of the Company upon 360 days prior notice. During the six months ended December 31, 1996, the Company was charged an aggregate of approximately $286,000 by Waxman Industries, U.S. Lock, LeRan and Madison for services rendered to it and for reimbursement of expenses incurred on its behalf by Waxman Industries and such operating units, and charged an aggregate of approximately $746,000 to Waxman Industries, U.S. Lock, LeRan and Madison for services rendered to them and for reimbursement of expenses incurred on their behalf by the Company pursuant to the New Intercorporate Agreement.

  Trademark License Agreement

         The Company and Consumer Products are parties to the Trademark License Agreement pursuant to which the Company licenses, without the payment of any consideration, the use of certain of its trademarks for use in the business of Consumer Products. The Trademark License Agreement is terminable by either party upon the giving of six months prior notice.

         If any or all of the foregoing agreements were terminated, the Company does not believe it would have a material effect on its operations or financial condition.

                       PRINCIPAL AND SELLING STOCKHOLDER

CAPITAL STOCK OF THE COMPANY

         The following table and notes set forth information as of December 31, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, with respect to the voting securities of the Company beneficially owned by (i) all person(s) known by the Company to be the beneficial owner of more than 5% of the shares of Common Stock, (ii) each director of the Company, (iii) the Named Officers, individually, (iv) all executive officers and directors as a group and (v) the Selling Stockholder.

                                            AMOUNT AND                                AMOUNT AND
                                             NATURE OF                                NATURE OF
                                            BENEFICIAL              PERCENT           BENEFICIAL
                                            OWNERSHIP                  OF             OWNERSHIP           PERCENT OF
              NAMES                        AND PRIOR TO              COMMON           AFTER THE             COMMON
       OF BENEFICIAL OWNER                 THE OFFERING              STOCK             OFFERING              STOCK
       -------------------                --------------            -------            --------             ------
Waxman USA (1)....................           7,190,800                49.9%          6,961,800(1)            43.1%
Melvin Waxman (2).................           7,213,800                50.1%          6,984,800(1)            43.2%
Armond Waxman (2).................           7,213,500                50.1%          6,984,500(1)            43.2%
Sheldon Adelman...................              10,000                  *               10,000                *
Morry Weiss.......................              15,000                  *               15,000                *
William R. Pray(3)................              42,500                  *               42,500                *
Andrea M. Luiga(3)................              12,500                  *               12,500                *
Andrew S. Fournie(3)..............               6,950                  *                6,950                *
Alfred C. Poindexter(3)...........               8,250                  *                8,250                *
Directors and officers as a
group (8 individuals).............           7,331,700                50.9%          7,102,700               43.9%

--------------------
[FN]

* less than 1%

(1) Waxman Industries may be deemed to be the beneficial owner of the shares of Common Stock owned by Waxman USA. Does not include, as of December 31, 1996, but does include after the Offering, an aggregate of 1,271,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock of the Company. Pursuant to its terms, the Series A Preferred Stock may only be converted if the aggregate number of shares of Common Stock issuable upon conversion, when added to the number of shares of Common Stock held, would not cause Waxman Industries' direct or indirect ownership of Common Stock to equal or exceed a majority of the outstanding of Common Stock.

(2) Includes all of the shares of Common Stock owned by Waxman USA. Each of Messrs. Armond and Melvin Waxman may be deemed to be the beneficial owners of such shares by virtue of their respective positions as Co-Chief Executive Officers and Chairman of the Board of Waxman.

(3) Includes for each of Mr. Pray, Ms. Luiga, Mr. Fournie and Mr. Poindexter an aggregate of 42,500, 12,500, 6,250 and 6,250 shares of Common Stock, respectively, which may be acquired within 60 days of the date hereof by each of such individuals upon the exercise of employee stock options.


CAPITAL STOCK OF WAXMAN INDUSTRIES

         The following table and notes set forth information as of December 31, 1996 with respect to the voting securities of Waxman Industries, the indirect parent of the Company, beneficially owned by each director of the Company, by each Named Officer of the Company and by all directors and executive officers of the Company as a group.

                                                      PERCENTAGE
                                                      AMOUNT AND                          PERCENT
                                                       NATURE OF                             OF
                                                      BENEFICIAL                           COMMON
                                                      OWNERSHIP                            STOCK                     PERCENT
                                               ------------------------           -----------------------               OF
                                                                CLASS B                            CLASS B          AGGREGATE
             NAMES                            COMMON            COMMON            COMMON           COMMON             VOTING
      OF BENEFICIAL OWNER                      STOCK            STOCK             STOCK             STOCK             POWER
      -------------------                      -----            -----             -----             -----             -----
Melvin Waxman (1)...............              980,300         1,011,932            9.8%             47.0%            35.2%
Armond Waxman (2)...............              880,882           770,282            8.8              35.8             27.2
William R. Pray (3).............               66,875                --              *                --                *
Directors and officers as a                 1,928,057         1,782,214           18.9%             82.8%            62.3%
group (8 individuals)...........

----------------

  *      less than 1%

(1) Includes 150,000 shares of common stock subject to options granted to Mr. Waxman pursuant to the Waxman Industries 1992 Non-Qualified and Incentive Option Plan (the "1992 Plan") and 100 shares of common stock owned by a member of Mr. Melvin Waxman's immediate family, as to which shares Mr. Waxman disclaims beneficial interest. Does not include 200,000 shares of Common Stock subject to stock appreciation rights.

(2) Includes 150,000 shares of common stock subject to options granted to Mr. Waxman pursuant to the 1992 Plan and 100 shares of Common Stock owned by a member of Mr. Armond Waxman's immediate family, as to which shares Mr. Waxman disclaims beneficial interest. Does not include 200,000 shares of common stock subject to stock appreciation rights.

(3) Includes 41,875 shares of common stock subject to options granted to Mr. Pray pursuant to the 1992 Plan.


                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 40.0 million shares of Common Stock having a par value of $0.01 per share and 10.0 million shares of Preferred Stock having a par value of $0.10 per share.

COMMON STOCK

         Upon completion of the Offering, there will be an aggregate of 14,898,000 shares of Common Stock outstanding (excluding the conversion of 1,271,000 shares of Series A Preferred Stock). All of the issued and outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock offered hereby will be fully paid and non-assessable. The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holders of 50% of the shares voting for the election of the directors can elect all of the directors. See "Relationship between the Company and Waxman" and "Principal and Selling Stockholder." The Board of Directors may issue previously authorized but unissued shares of Common Stock without further stockholder action. Holders of shares of Common Stock are not entitled to preemptive rights. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor, at such times and in such amounts as the Board of Directors of the Company may from time to time determine. See "Dividend Policy." Upon liquidation, the holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

NON-VOTING CONVERTIBLE PREFERRED STOCK

         Immediately prior to this Offering, there were an aggregate of 1,271,000 shares of Series A Preferred Stock outstanding, all of which were owned by Waxman USA. Each share of Series A Preferred Stock generally is not entitled to vote or to dividends; has a liquidation preference of $1.00 per share; and is convertible into one share of Common Stock, subject to certain limitations described below, at the option of the holder thereof. The Series A Preferred Stock may only be converted to the extent that the aggregate number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock, when added to the number of shares of Common Stock then held by such holder, would not cause Waxman Industries' direct or indirect ownership of Common Stock to equal or exceed a majority of the outstanding shares of Common Stock. The Series A Preferred Stock does not have any right to vote, except (i) pursuant to applicable law or (ii) with respect to amendments to the Company's Certificate of Incorporation which would materially adversely effect the rights of holders of Series A Preferred Stock. Waxman USA has advised the Company that it intends to convert all of the Series A Preferred Stock owned by it into Common Stock subsequent to the Offering.

         Additional Preferred Stock may be issued from time to time in one or more series, and the Board of Directors is authorized to fix the dividend rights and terms, any conversion rights, any voting rights, any redemption rights and terms (including sinking fund provisions), the rights in the event of liquidation and any other rights, preferences, privileges and restrictions of any series of Preferred Stock, as well as the number of shares constituting such series and the designation thereof. The Series A Preferred Stock and any additional Preferred Stock issued in the future will rank senior to the Common Stock as to dividends and as to liquidation preference. Holders of Preferred Stock will have no preemptive rights. The issuance of shares of Preferred Stock could have an anti-takeover effect under certain circumstances. The issuance of shares of Preferred Stock could enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer or other business combination transaction directed at the Company by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors, issuing new shares to dilute stock ownership of a person or entity seeking control of the Company or creating a class or series of Preferred Stock with class voting rights. The issuance of shares of the Preferred Stock as an anti-takeover device might preclude stockholders from taking advantage of a situation which they believed could be favorable to their interests.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BY-LAWS

         The Company Charter and Company By-Laws contain several provisions that may be deemed to have the effect of making more difficult the acquisition of control of the Company by means of a hostile tender offer, open market purchases, a proxy contest or otherwise.

         The provisions of the Company Charter and the Company By-Laws discussed below are designed to help to ensure that holders of the Common Stock are treated fairly and equally in a multistep acquisition. In addition, they are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arm's-length negotiations with the Board. The Company Charter and the Company By-Laws may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be economically beneficial to the Company and its stockholders. In addition, because the Company Charter and the Company By-Laws are designed to discourage the accumulation of large blocks of the voting shares of the Company by purchasers whose objective is to have such stock repurchased by the Company at a premium, the antitakeover provisions of the Company Charter and the Company By-Laws could tend to reduce the price of the voting shares of the Company caused by such accumulations. In addition, these provisions may also have the effect of precluding a contest for the election of directors. However, since Waxman Industries will beneficially own approximately 43.1% of the outstanding shares of Common Stock after giving effect to this Offering, assuming the conversion, subsequent to the Offering, of all of the Series A Preferred Stock issued to Waxman USA to Common Stock, Waxman Industries will have the effective power to control the election of the Board and thus, subject to its fiduciary duties, to direct the future operations of the Company without the supporting vote of any other stockholders of the Company, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional Common Shares and other securities. See "Risk Factors--Relationship with Waxman Industries" and "Relationship Between the Company and Waxman Industries."

Classified Board of Directors.

         The Board is divided into three classes of directors serving staggered terms. One class of directors will be elected at each annual meeting of stockholders for a three-year term. See "Management--Board of Directors." At least two annual meetings of stockholders, instead of one, generally will be required to change a majority of the Board. This may have the effect of making it more difficult to acquire control of the Company by means of a hostile tender offer, open market purchases, a proxy contest or otherwise.

Stockholders' Meetings.

         Subject only to the rights of holders of Preferred Stock, only a majority of the Board, the Chairman, the Vice-Chairman, the President or Chief Executive Officer will be able to call an annual meeting of stockholders and only the entire Board, by majority vote, or the Chairman, the Vice-Chairman, the President or the Chief Executive Officer, will be able to call a special meeting of stockholders. In addition, subject only to the rights of holders of Preferred Stock, stockholders may not take any action by written consent.

  Restrictions on Certain Business Combinations.

         The Company Charter provides that certain business combinations, such as mergers and stock and asset sales, with an interested stockholder (typically a beneficial owner of more than 15% of the outstanding voting shares of the Company's capital stock, excluding certain persons, including Waxman Industries) be approved by (i) the holders of 80% of the voting power of the then outstanding voting shares, voting together as a single class, and (ii) at least a majority of the voting power of the then outstanding voting shares, voting as a single class, which are not owned beneficially, directly or indirectly, by the interested stockholder, unless the transaction is approved by a majority of certain directors or meets certain fair price provisions. The "fair price" provisions generally require that the consideration to be received by the Company's stockholders in such transaction shall be not less than the higher of
(a) if applicable, the highest per share price paid by such interested stockholder to acquire Common Stock (i) within the two year period immediately preceding (x) the date of the announcement of such transaction (the "Announcement Date") or (y) the date such person became an interested stockholder (the "Determination Date") or (ii) in the transaction in which such person became an interested stockholder and (b) the fair market value per share of Common Stock on the Announcement Date or the Determination Date, whichever is higher.

  Requirements for Advance Notification of Stockholder Nomination and Proposals.

         The Company Charter and Company By-Laws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors.

  Vote Required to Amend or Repeal Certain Provisions of the Company Charter and the Company By-Laws.

         The Company Charter establishes certain super majority voting requirements to amend or repeal certain provisions of the Company Charter or Company By-Laws.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

         The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

DIRECTORS' LIABILITY

         The Company Charter contains provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is the American Stock Transfer & Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of the offering, 14,898,000 shares of Common Stock will be outstanding (excluding the conversion of 1,271,000 shares of Series A Preferred Stock), and only the 7,207,200 shares of Common Stock sold in the Initial Public Offering and the shares of Common Stock sold in the Offering will be freely tradeable by persons other than "affiliates" of the Company, without restriction under the Securities Act. The remaining shares of Common Stock outstanding, as well as the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, will be "restricted" securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

         In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated) who has owned Restricted Shares beneficially for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is quoted on the Nasdaq National Market, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

         Waxman USA, which holds all of the outstanding Restricted Shares, has agreed in writing with the Company and the Underwriters not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock beneficially owned by it, or any securities convertible into, or exchangeable for, shares of Common Stock, without the written consent of the Representatives (as hereinafter defined) for a period of 180 days after the date of this Prospectus (the "Lock-Up Period"), other than by gift to donees who agree to be bound by the same restriction. Consent to an earlier disposition of Restricted Shares may be granted by the Representatives in their discretion. Upon expiration of the Lock-Up Period, there will be no Restricted Shares held by non-affiliates eligible for sale in the public market without restriction pursuant to Rule 144(k) and all of the Restricted Shares held by Waxman USA will be so eligible subject to compliance with the volume limitations of Rule 144 described above.

         Waxman Industries entered into a standstill agreement with the Company, pursuant to which Waxman Industries agreed not to acquire any securities of the Company which would result in the ownership by Waxman Industries or its subsidiaries of a majority of the outstanding shares of Common Stock.

                                  UNDERWRITING

         William Blair & Company, L.L.C. and Alex. Brown & Sons Incorporated have agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Stockholder, Waxman Industries and the Underwriters, to purchase from the Company and the Selling Stockholder, and the Company and the Selling Stockholder have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:


                                                          Number of
Underwriters                                               Shares
------------                                               ------
William Blair & Company, L.L.C..........................
Alex. Brown & Sons Incorporated ........................
                                                         ---------
              Total..................................... 2,000,000
                                                         =========


         The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased.

         The Underwriters have advised the Company and the Selling Stockholder that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to select dealers at such price less a concession of not more
than $   per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $   per share to certain other dealers. After the
public offering contemplated hereby, the public offering and other selling terms may be changed by the Underwriters.

         The Selling Stockholder has granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 150,000 shares of Common Stock to cover overallotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the shares of Common Stock offered hereby.

         The Company and its directors, executive officers, the Selling Stockholder and Waxman Industries have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into shares of Common Stock or register for sale under the Securities Act any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the William Blair & Company, L.L.C., other than pursuant to the exercise of the over-allotment option granted to the Underwriters. See "Shares Eligible for Future Sale."

         One or more of the Underwriters currently act as market makers for the Common Stock and may engage in "passive market making" in such securities on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

         The Company, the Selling Stockholder and Waxman Industries have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                  LEGAL MATTERS

         The legality of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                     EXPERTS

         The financial statements as of June 30, 1995 and 1996 and for each of the three fiscal years in the period ended June 30, 1996 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

         The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission. The Registration Statement, as well as such periodic reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission and the address of such site is http://www.sec.gov.

         The Company has filed with the Securities and Exchange Commission a Registration Statement (the "Registration Statement") on Form S-1 and schedules and exhibits thereto under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and schedules and exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed with the Securities and Exchange Commission as an exhibit to the Registration Statement, reference is made to the exhibit for more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, including the exhibits filed as part hereof.

         The Company's Common Stock is traded on the NASDAQ National Market. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the NASDAQ National Market, 1735 K Street, Washington, D.C. 20006.




                                  BARNETT INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                      PAGE

Report of Independent Public Accountants...............................................F-2

Financial Statements:

         Balance Sheets................................................................F-3
         Statements of Income..........................................................F-4
         Statements of Stockholders' Equity............................................F-5
         Statements of Cash Flows......................................................F-6
         Notes to Financial Statements.................................................F-7


                                      F - 1

                                  BARNETT INC.
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Barnett Inc.:

         We have audited the accompanying balance sheets of Barnett Inc. (the "Company"), as of June 30, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                               Arthur Andersen LLP

Cleveland, Ohio,
August 2, 1996.




                                            BARNETT INC.

                                           BALANCE SHEETS

                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
                       (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                           AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)


                                                                 JUNE 30,                 DECEMBER 31, 1996
                                                                 --------                 -----------------
                                                         1995                1996            (UNAUDITED)
                                                        ------              ------
ASSETS
Current Assets:

  Cash.....................................            $ 1,155             $ 1,707             $1,211
  Accounts receivable, net.................             14,481              17,577             20,617
  Inventories..............................             24,515              27,362             30,955
  Prepaid expenses.........................              1,005               1,074              1,381
                                                      --------            --------           --------
Total current assets.......................             41,156              47,720             54,164
                                                      --------            --------           --------
Property and Equipment:
  Machinery and equipment..................              7,271               8,778             12,168
  Furniture and fixtures...................              1,447               1,841              2,297
  Leasehold improvements...................              3,889               3,999              4,537
                                                      --------            --------           --------
                                                        12,607              14,618             19,002
  Less accumulated depreciation
    and amortization.......................            (6,575)             (8,301)            (9,431)
                                                      -------             -------            --------
                                                         6,032               6,317              9,571
                                                                          --------           --------
Cost of Business in Excess of Net
    Assets Acquired, net...................              3,708               3,580              3,516
Unamortized Debt Issue Costs...............              1,348                  --                 --
Deferred Tax Assets, net...................                 --                 500                500
Other Assets...............................                169                 183                410
                                                      --------            --------           --------
                                                       $52,413             $58,300            $68,161
                                                      ========            ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable..........................           $ 10,765            $ 14,131            $16,144
 Accrued liabilities.......................              1,220               1,780              1,702
 Accrued income taxes......................                 --               1,065                369
 Short-term debt...........................                 --                  --              2,919
                                                      --------            --------           --------
         Total current liabilities.........             11,985              16,976             21,134
                                                      --------            --------           --------
Long-Term Debt.............................             18,126                  --                 --
Push-Down Bank Debt........................              4,874                  --                 --
Commitments and Contingencies..............
Stockholders' Equity:
    Serial preferred stock; $0.10 par value,
    10,000 shares authorized; 2,591,
    1,271 and 1,271 issued and outstanding
    at June 30, 1995 and 1996, and
    December 31, 1996 respectively                         259                 127                127
    Common stock, $0.01 par value,
    40,000 shares authorized; 9,318, 14,398
    and 14,398 issued and outstanding
    at June 30, 1995 and 1996 and December
    31, 1996,  respectively................                 93                 143                143
    Paid-in Capital........................              8,068              39,109             39,109
    Retained Earnings......................             20,054               1,945              7,648
    Advances to Waxman Industries..........            (11,046)                 --                 --
                                                      --------            --------           --------
                                                        17,428              41,324             47,027
                                                      --------            --------           --------
                                                       $52,413             $58,300            $68,161
                                                      ========            ========           ========

             The accompanying notes to financial statements are an
                     integral part of these balance sheets.

                                  BARNETT INC.

                              STATEMENTS OF INCOME

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
            (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)

                                                                                                            SIX MONTHS ENDED
                                                            FISCAL YEAR ENDED JUNE 30,                         DECEMBER 31,
                                                    ----------------------------------------            ------------------------
                                                     1994             1995             1996              1995               1996
                                                    ------           ------           ------            ------             -----
                                                                                                                (UNAUDITED)

Net sales.................................         $ 95,225         $109,107         $127,395           $60,515           $76,362
Cost of sales.............................           62,623           71,815           84,748            40,258            50,372
                                                   --------         --------         --------           -------            ------
     Gross profit.........................           32,602           37,292           42,647            20,257            25,990
Selling, general and administrative
expenses..................................           21,048           23,772           26,877            12,756            16,690
Corporate charge..........................            1,918            1,862            1,342               892                --
                                                   --------         --------         --------           -------          --------
Operating income..........................            9,636           11,658           14,428             6,609             9,300
Interest expense..........................            1,518            2,139            1,921             1,235                35
                                                   --------         --------         --------           -------          --------
     Income before provision for income
       taxes and extraordinary item.......            8,118            9,519           12,507           $ 5,374             9,265
Provision for income taxes................            2,900            3,500            4,625             2,000             3,562
                                                   --------         --------         --------           -------             -----
     Income before extraordinary item.....            5,218            6,019            7,882             3,374             5,703

Extraordinary item - loss on early
     retirement of debt (net of income tax
     benefit of $426).....................               --               --              724                --                --
                                                   --------         --------         --------           -------          --------
     Net income...........................         $  5,218         $  6,019         $  7,158            $3,374            $5,703
                                                   ========         ========         ========           =======            ======

Primary and fully diluted earnings per share:
Before extraordinary item ................                                              $0.61                               $0.36
Extraordinary item........................                                              (.06)
                                                                                     -------                             ----------
     Total................................                                              $0.55                               $0.36
Weighted average shares outstanding.......                                             12,914                              15,944

Pro forma adjustments for Initial
Public Offering (Unaudited):

     Income before income taxes and
     extraordinary item...................         $  8,118         $  9,519          $12,507           $ 5,374
     Add:   Corporate charge..............            1,918            1,862            1,342               892
            Interest expense..............            1,518            2,139            1,921             1,235
     Less:  Public company costs..........              200              200              150               100
                                                   --------         --------         --------           -------
     Pro forma pretax income..............           11,354           13,320           15,620             7,401
     Income taxes.........................            4,200            4,928            5,779             2,760
                                                   --------         --------         --------           -------
     Pro forma net income.................          $ 7,154          $ 8,392         $  9,841           $ 4,641
                                                   ========         ========         ========           =======
     Pro forma earnings per share.........           $ 0.45           $ 0.53           $ 0.62             $0.29
     Assumed shares outstanding...........           15,929           15,929           15,929            15,929


     The accompanying notes to financial statements are an integral part of these statements.

                                  BARNETT INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)
            (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)

                                                                                                             ADVANCES
                                                        SERIAL                                                  TO         TOTAL
                                                       PREFERRED       COMMON       PAID-IN      RETAINED      WAXMAN   STOCKHOLDERS
                                                         STOCK          STOCK       CAPITAL      EARNINGS    INDUSTRIES    EQUITY
                                                         -----          -----       -------      --------    ----------    ------

Balance, June 30, 1993 ...........................     $    259      $     93      $  8,068     $  2,431   $  1,217       $ 12,068
  Net income .....................................                                                 5,218                     5,218
    Capital contribution from Waxman
    Industries, net ..............................                                                18,410                    18,410
   Dividend to Waxman Industries .................                                               (13,465)                  (13,465)
   Net advances to Waxman Industries .............                                                           (3,100)        (3,100)
                                                        -------      --------      --------       ------    --------      --------
Balance, June 30, 1994 ...........................          259            93         8,068       12,594     (1,883)        19,131
   Net income ....................................                                                 6,019                     6,019
   Capital contribution from Waxman
      Industries, net ............................                                                 1,441                     1,441
   Net advances to Waxman Industries .............                                                           (9,163)        (9,163)
                                                        -------       -------       -------       ------    --------      --------
Balance, June 30, 1995 ...........................          259            93         8,068       20,054    (11,046)        17,428
   Net income ....................................                                                 7,158                     7,158
   Capital contribution from Waxman
      Industries, net ............................                                                 3,572                     3,572
   Dividend to Waxman USA ........................                                               (22,000)                  (22,000)
   Net advances to Waxman Industries .............                                                          (12,587)       (12,587)
   Elimination of advances to Waxman
      Industries .................................                                  (16,794)      (6,839)    23,633            --
   Net proceeds from issuance
       Common Stock ..............................                         37        47,716                                 47,753
   Conversion of 1,320 shares of
      Preferred Stock to Common Stock ............         (132)           13           119                                    --
                                                       --------      --------      --------     --------    --------      --------
Balance, June 30, 1996 ...........................          127           143        39,109        1,945        --          41,324
   Net income (unaudited) ........................                                                 5,703                     5,703
                                                       --------      --------      --------     --------    --------      --------
Balance, December 31, 1996 (unaudited) ...........     $    127      $    143      $ 39,109     $  7,648    $   --        $ 47,027
                                                       ========      ========      ========     ========    ========      ========


                       The accompanying notes to financial statements are an integral part of these statements.

                                  BARNETT INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)
            (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)

                                                               FISCAL YEAR ENDED JUNE 30,             SIX MONTHS ENDED DECEMBER 31,
                                                           ----------------------------------         -----------------------------
                                                           1994          1995            1996             1995              1996
                                                           ----          ----            ----             ----              ----
CASH FROM (USED FOR):
Operations:
  Net income........................................     $5,218       $ 6,019          $7,158            $3,374             $5,703
  Adjustment to reconcile net income to net cash
    provided by operations:
     Depreciation and amortization..................      1,787         2,177           2,053             1,047              1,130
     Extraordinary item.............................         --            --           1,150                --                 --
     Deferred tax assets............................         --            --            (500)               --                 --
  Changes in assets and liabilities:
     Accounts receivable, net.......................       (639)         (973)         (3,096)           (1,181)            (3,040)
     Inventories....................................     (3,125)          559          (2,847)             (279)            (3,593)
     Prepaid expenses...............................         81          (414)            (69)              102               (307)
     Accounts payable...............................       (843)        2,972           3,366               630              2,013
     Accrued liabilities............................       (378)          259           1,625               (18)              (774)
                                                       --------      --------        --------          --------           --------

           Net cash provided by operations..........      2,101        10,599           8,840             3,675              1,132
                                                       --------      --------        --------          --------           --------

Investments:
   Capital expenditures, net........................     (1,625)       (2,334)         (2,011)           (1,090)            (4,384)
   Changes in other assets..........................        340           (90)            (15)              (16)              (163)
                                                       --------      --------        --------          --------           --------

           Net cash used for investments............     (1,285)       (2,424)         (2,026)           (1,106)            (4,547)
                                                       --------      --------        --------          --------           --------

Financing:
     Net proceeds from sales of Common Stock........         --            --          47,753                --                 --
     Borrowings under credit agreement..............     19,821       115,678          97,682            64,116             15,161
     Payments under credit agreement................     (3,606)     (113,767)       (115,808)          (61,652)           (12,242)
     Push-down debt.................................    (16,215)       (1,911)         (4,874)           (2,464)                --
     Debt issue costs...............................     (1,827)         (132)             --                --                 --
     Advances to Waxman Industries..................     (3,100)       (9,163)        (12,587)           (5,191)                --
     Capital contribution from Waxman Industries,
        net.........................................     18,410         1,441           3,572             2,271                 --
     Dividend to Waxman Industries..................    (13,465)           --         (22,000)               --                 --
                                                       --------      --------        --------          --------           --------

         Net cash provided by (used for) financing..        18        (7,854)         (6,262)           (2,920)             2,919
                                                       --------      --------        --------          --------           --------

     Net increase (decrease) in cash................        834           321             552              (351)              (496)
     Balance, beginning of period...................         --           834           1,155             1,155              1,707
                                                       --------      --------        --------          --------           --------
     Balance, end of period.........................   $    834        $1,155          $1,707              $804             $1,211
                                                       ========      ========        ========          ========           ========


         The accompanying notes to financial statements are an integral part of these statements.

                                  BARNETT INC.

                          NOTES TO FINANCIAL STATEMENTS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
            (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.       Business

         Barnett Inc. (the "Company"), operates in a single business segment -- the distribution of plumbing, electrical and hardware products, utilizing mail order catalogs and a telesales program. Certain 1994 and 1995 amounts have been reclassified to conform with the 1996 presentation, including the pro forma effects of the Company's initial public offering (the "Initial Public Offering") consummated on April 3, 1996 discussed in Note 2 below.

B.       Accounts Receivable

         Accounts receivable are presented net of allowances for doubtful accounts of $1,121 and $722 for June 30, 1995 and 1996, respectively. Bad debt expense totaled $588 in 1994, $330 in 1995 and $375 in 1996.

C.       Inventories

         At June 30, 1995 and 1996, inventories are stated at the lower of first-in, first-out (FIFO) cost or market. The Company regularly evaluates its inventory carrying value, with appropriate consideration given to any excess and or slow-moving inventories.

D.       Property and Equipment

         Property and equipment is stated at cost. For financial reporting purposes, machinery and equipment and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives of 5 to 7 years. Leasehold improvements are amortized over the life of the improvement or remaining period of the lease, whichever is shorter. Expenditures for maintenance and repairs are charged against income as incurred. Betterments which increase the value or materially extend the life of the assets are capitalized. For income tax purposes, accelerated methods are used. Depreciation expense totaled $1,130 in 1994, $1,379 in 1995 and $1,726 in 1996.

E.       Cost of Business in Excess of Net Assets Acquired

         Cost of business in excess of net assets acquired is being amortized over 40 years, using the straight-line method. Management has evaluated its accounting for goodwill, considering such factors as historical profitability and future undiscounted operating cash flows, and believes that the asset is realizable and the amortization period is appropriate. Goodwill amortization expense totaled $127 in 1994, 1995 and 1996. The accumulated amortization of goodwill at June 30, 1995 and 1996 was $3,580 and $3,708, respectively.

F.       Unamortized Debt Issue Costs

         Unamortized debt issue costs relate to the long-term and push-down debt and are amortized over the life of the related debt. The remaining unamortized debt issue costs of $1,150 were written off as an extraordinary charge in the fourth quarter of 1996 as a result of the prepayment of the indebtedness with a portion of the proceeds of the Initial Public Offering. See Notes 3 and 5.

G.       Revenue Recognition

         The Company records sales as orders are shipped or picked up by the customer.

                                  BARNETT INC.

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
            (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)

H.       Earnings Per Share

         The computation of both primary and fully diluted earnings per share is based on the weighted average number of outstanding shares of common stock during the period plus common stock equivalents consisting of certain shares subject to stock options. The earnings per share calculations additionally assumes the conversion of the outstanding convertible preferred stock.

         Unaudited pro forma earnings per share presents the historical data adjusted for the sale of 3,760 shares of Common Stock to the public pursuant to the Initial Public Offering as discussed in Note 2. For pro forma purposes, the assumed shares outstanding totals 15,929.

I.       Financial Statement Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

J.       Impact of New Accounting Standards

         The Financial Accounting Standards Board has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company adopted SFAS No. 121 during the first quarter of 1997 with no impact on the financial statements.

         In November 1995, the Financial Accounting Standards Board also issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes new accounting standards for the measurement and recognition of stock-based awards. SFAS No. 123 permits entities to continue to use the traditional accounting for stock-based awards prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees:" however, under this option, the Company will be required to disclose in the footnotes to its audited annual financial statements the pro forma effect of stock-based awards on net income and earnings per share as if SFAS No. 123 had been adopted. SFAS No. 123 is effective for 1997. The Company intends to continue using the provisions of APB Opinion No. 25 in accounting for stock-based awards.

2.       SALE OF COMMON STOCK

         On April 3, 1996, the Company consummated an Initial Public Offering whereby 7,207.2 shares, representing approximately 55.1% of the Company's common stock, were sold by the Company and its former parent, Waxman USA Inc., ("Waxman"), at an initial public offering price of $14.00 per share. The Company sold 3,760 shares resulting in net proceeds to the Company of approximately $47.7 million. The Company used approximately $23.0 million to repay all of the outstanding indebtedness borrowed by it under a secured credit facility, $22.0 million to pay a dividend to Waxman and the remaining $2.7 million was used for working capital. The proceeds from the sale of 3,447.2 shares of Common Stock by Waxman were not received by the Company. As a result of Waxman's conversion of certain of its shares of Non-Voting Preferred Stock of the Company, Waxman owns 49.9% of the Company's common stock and approximately a 54% economic interest in the Company as of June 30, 1996 and December 31, 1996.

3.       EXTRAORDINARY ITEM

         The Company incurred a one-time, non-cash extraordinary charge of $0.7 million (net of applicable tax benefit of $0.4 million) which was a result of the write-off of unamortized debt issuance costs incurred in connection with the Company prepaying its borrowings under a secured revolving credit facility, which indebtedness included push-down bank indebtedness from Waxman as discussed in Note 5. This charge was recorded in the quarter ended June 30, 1996.

                                  BARNETT INC.

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
            (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)

4.       INCOME TAXES

         The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 utilizes an asset and liability approach and deferred taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.

         Commencing July 1, 1994, the Company began participating in a tax sharing agreement with Waxman Industries, Inc. ("Waxman Industries"). Under this agreement, the Company's federal tax liability was equal to the lesser of the federal tax liability calculated on a stand alone basis or Waxman Industries' federal tax liability. As Waxman Industries had $75.0 million of available domestic net operating loss carry forwards at June 30, 1995 for income tax purposes the Company had no liability for federal taxes at June 30, 1995. The Company files separate income tax returns in certain states based on the result of operations within the applicable states. As a result of the Initial Public Offering, as explained in Note 2, the Company is no longer included in Waxman Industries' consolidated tax return. Therefore, Waxman Industries' remaining net operating loss carry forwards are not available to offset the Company's taxable income after April 3, 1996, the consummation date of the Initial Public Offering.

         The components of the provision for income taxes, calculated on a stand-alone basis, are as follows:

                                        FISCAL YEAR ENDED JUNE 30,                   SIX MONTHS ENDED DECEMBER 31,
                               -----------------------------------------            -----------------------------
                                1994              1995             1996              1995                   1996
                               ------            ------           ------            ------                  -----
Current:
U.S. Federal...............    $2,992            $3,346           $3,952            $1,885                 $3,162
State......................       160               180              658               100                    400
                               ------            ------           ------            ------                -------
                                3,152             3,526            4,610             1,985                  3,562
Deferred...................      (252)              (26)               15                15                     --
                              ------          ---------          -------           -------           ------------
                               $2,900            $3,500           $4,625            $2,000                 $3,562
                               ======            ======           ======            ======               ========


         Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The deferred tax assets and liabilities are as follows:

                                                                 JUNE 30,
                                                       ---------------------------

                                                         1995                1996
                                                       ------              ------
                  Inventories......................     $433                $ 470
                  Accounts receivable..............      385                  393
                  Other............................       15                   11
                                                        ----                -----
                  Deferred tax assets..............      833                  874
                  Property.........................     (318)                (374)
                                                       -----                 ----
                                                       $ 515                $ 500
                                                       =====                =====

         At June 30, 1995, deferred taxes and amounts payable to Waxman Industries are included in Advances to Waxman Industries in the accompanying balance sheets.

                                  BARNETT INC.

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
            (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)

         The following table reconciles the U.S. statutory rate applied to pretax income to the Company's provision for income taxes:

                                                                                      SIX MONTHS ENDED
                                              FISCAL YEAR ENDED JUNE 30,                 DECEMBER 31,
                                          ----------------------------------             ------------
                                          1994           1995          1996          1995           1996
                                          ----           ----          ----          ----           ----

U.S. Statutory Rate
  applied to pretax income .............. $2,760        $3,332        $4,252         $1,881          $3,243
State taxes, net ........................    106           117           434             65             260
Goodwill amortization ...................     44            45            45             22              22
Other ...................................   (10)             6         (106)             32              37
                                          ------        ------        ------        -------          ------
Provision for income taxes                $2,900        $3,500        $4,625         $2,000          $3,562
                                          ======        ======        ======         ======          ======

         The Company made income tax payments of $277 in 1994, $483 in 1995, $372 in 1996 and $186 and $4,200 for the six months ended December 31, 1995 and 1996, respectively.

5.       LONG TERM DEBT

         In April 1996, the Company entered into a revolving credit agreement with First Union National Bank of Florida ("First Union") for an unsecured three-year credit facility providing for borrowings of up to $15.0 million, including a letter of credit subfacility of $4.0 million. Borrowings under this facility bear interest, at the Company's option, at the prime rate minus 75 basis points or LIBOR plus 100 basis points. The Company is required to pay a commitment fee of 0.1% per annum on the unused commitment. The credit agreement contains customary affirmative and negative covenants, including certain covenants requiring the Company to maintain debt to net worth, interest coverage and current ratios, as well as a minimum net worth test. The Company was in compliance with all covenants at June 30, 1996 and December 31, 1996. At June 30, 1996 there were no borrowings under the credit agreement and there were $3.5 million of letters of credit outstanding. As December 31, 1996, there was $2.9 million outstanding under the credit agreement and there were $4.1 million of letters of credit outstanding.

         At June 30, 1995, borrowings under a secured credit facility totaled $18.1 million. This debt was retired in connection with the Initial Public Offering, as explained in Note 2.

         As discussed in Note 2, the Company and Waxman consummated the Initial Public Offering on April 3, 1996. In accordance with certain Securities and Exchange Commission rules, the financial statements have been adjusted to reflect push down adjustments from Waxman, comprising certain bank indebtedness, ("push down debt"), which was repaid by the Company with the net proceeds of the Initial Public Offering and which was secured by the inventories, accounts receivable, general intangibles and other unencumbered assets of the Company. Related interest expense and debt issue costs were also pushed down. The push down adjustments were made for all periods presented in the Financial Statements prior to the Initial Public Offering.

         The Company made interest payments of $126 in 1994, $1,654 in 1995, $1,525 in 1996 and $968 and $32 for the six months ended December 31, 1995 and 1996, respectively.

                                  BARNETT INC.

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
            (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)

6.       STOCKHOLDERS' EQUITY

         In connection with the Initial Public Offering, as explained in Note 2, the Company (i) filed an Amended and Restated Certificate of Incorporation which increased the authorized number of shares of common stock to 40,000, (ii) effected a 238,180 for 1 stock split and (iii) authorized 10,000 shares of preferred stock and issued to Waxman 2,591 shares of Series A Preferred Stock in exchange for 2,591 shares of common stock held by Waxman. These changes have been retroactively reflected in the accompanying balance sheets. Additionally, the Company declared a dividend to Waxman evidenced by a $22.0 million note payable to Waxman, which was paid with a portion of the proceeds of the Initial Public Offering.

         In connection with the consummation of the Initial Public Offering, as explained in Note 2, all advances from Waxman were eliminated and charged against retained earnings. The elimination of advances in excess of retained earnings was charged to paid-in capital.

         Each share of Series A Preferred Stock, which is owned by Waxman, generally is not entitled to vote; has a liquidation preference of $1.00 per share and is convertible into one share of Common Stock, subject to certain limitations, at the option of Waxman. On June 24, 1996, Waxman converted 1,320 shares of its Series A Preferred Stock of the Company to a like amount of common stock of the Company; Waxman owns 49.9% of the Company's common stock and 1,271 shares of Series A Preferred Stock at June 30, 1996 and December 31, 1996.

7.       LEASE COMMITMENTS

         The Company leases its warehouse and office facilities as well as certain equipment under operating lease agreements, which expire at various dates through 2003 with, in some cases, options to extend the terms of the leases.

         Future minimum payments, by year and in the aggregate, consist of the following at June 30, 1996:

                    1997...................................... $1,903
                    1998......................................  1,603
                    1999......................................  1,342
                    2000......................................    930
                    2001......................................    598
                    Thereafter................................  1,033
                                                               ------
                    Total future minimum lease payments....... $7,409
                                                               ======

         Total rent expense charged to operations was $1,722 in 1994, $2,036 in 1995 and $2,217 in 1996.

8.       PROFIT SHARING PLAN

         The Company participates in Waxman Industries' trusteed, profit sharing and 401(k) retirement plan for employees. Employees are able to contribute up to 15% of pretax compensation and control the investment options for their entire account. Employees vest in Company contributions ratably over 5 years of service.

         Company contributions to both the profit sharing and 401(k) plan are discretionary and may be changed each year as determined by the Board of Directors. There were no profit sharing contributions made in 1994, 1995 or 1996. In 1995 and 1996, the Company contributed $80 and $0, respectively, in matching contributions to the 401(k) plan which began in 1995. The Board of Directors has approved a 50% match of up to 4% of employee contributions for 1997.

         The Company offers no other post-retirement or post-employment benefit to its employees.

                                  BARNETT INC.

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
            (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)

9.       EMPLOYEE STOCK OPTION PLAN

         In connection with the Initial Public Offering discussed in Note 2, the Board of Directors of the Company adopted and approved the 1996 Omnibus Incentive Plan (the "Omnibus Plan") which provides for compensatory awards representing or corresponding to up to 1,500 shares of Common Stock. Awards may be granted for no consideration and consist of stock options and other stock based awards. The Omnibus Plan was designed to provide an incentive to the officers and other key employees of the Company by making available to them an opportunity to acquire a proprietary interest in the Company. At June 30, 1996, there were 507.5 stock options outstanding at an exercise price of $ 14.00 per share which expire in 2006. No options were exercisable as of June 30, 1996.

10.      RELATED PARTY TRANSACTIONS

         The Company engages in business transactions with Waxman Industries and its subsidiaries. Products purchased for resale from Waxman Industries and its subsidiaries totaled $8,303 in 1994, $11,318 in 1995 and $12,183 in 1996. Sales
to these entities totaled $229 in 1994, $195 in 1995 and $172 in 1996.

         Management fees charged to the Company by Waxman Industries are included in "corporate charge" in the financial statements. Corporate charges are allocations of expenses to the Company that Waxman Industries incurs to support its corporate activities. These fees were eliminated in the fourth quarter of fiscal 1996.

         The Company and Waxman Industries provide to and receive from each other certain selling, general and administrative services and reimburse each other for out-of-pocket disbursements related to those services. In connection with the Initial Public Offering, the Company and Waxman Industries, among others, entered into a New Intercorporate Agreement. Pursuant to the New Intercorporate Agreement, Waxman Industries provides certain managerial, administrative and financial services to the Company and the Company pays Waxman Industries the allocable cost of the salaries and expenses of Waxman Industries' employees while they are rendering such services. The Company also reimburses Waxman Industries for actual out of pocket disbursements to third parties by Waxman Industries required for the provision of such services by Waxman Industries. In addition to the services provided by Waxman Industries to the Company pursuant to the New Intercorporate Agreement, the Company also continues to provide certain services to the operating divisions of WOC Inc., including LeRan Gas Products, U.S. Lock and Madison Equipment Company. These services include the utilization of the Company's management information systems, financial accounting, order processing and billing and collection services. Waxman Industries pays to the Company the allocable cost of the salaries and expenses of the Company's employees while they are performing such services. Waxman Industries also reimburses the Company for all actual out-of-pocket disbursements to third parties by the Company required for the provision of such services. The net effect of these charges is not material. The arrangements provided in the New Intercorporate Agreement may be modified and additional arrangements may be entered into pursuant to a written agreement between the Company and Waxman Industries. During the six months ended December 31, 1996, the Company charged an aggregate of approximately $48,000 to Waxman Industries for services rendered to it and for reimbursement of expenses incurred on behalf of Waxman Industries, and charged an aggregate of approximately $698,000 to U.S. Lock, LeRan and Madison for services rendered to them and for reimbursement of expenses incurred on their behalf by the Company pursuant to the New Intercorporate Agreement.

         During the same six month period, the Company was charged an aggregate of approximately $35,000 by Waxman Industries for services rendered to the Company and for reimbursement of expenses incurred on its behalf by Waxman Industries, and was charged an aggregate of approximately $251,000 by U.S. Lock, LeRan and Madison for services rendered to it and for reimbursement of expenses incurred on its behalf pursuant to the New Intercorporate Agreement.

         All amounts incurred by the Company on behalf of Waxman Industries have been reimbursed by Waxman Industries. All amounts incurred by Waxman Industries on behalf of the Company have been reimbursed by the Company and are reflected in selling, general and administrative expense in the accompanying statements of income. In management's opinion, the Company's selling, general and administrative expenses include all costs of an independent stand-alone company.

                                  BARNETT INC.

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
            (AMOUNTS AND DISCLOSURES AS OF DECEMBER 31, 1995 AND 1996
                AND FOR THE SIX MONTHS THEN ENDED ARE UNAUDITED)

         The following is a reconciliation of the activity contributed to capital related to the push-down bank debt described in Note 5:

                                                         FISCAL YEAR ENDED JUNE 30,
                                                         --------------------------
                                                 1994               1995                1996
                                                ------             ------              ------
Push-down interest expense, including
   amortization of debt issue costs........     $ 1,385            $  464              $  355
Change in push-down bank debt..............      16,215             1,911               3,791
Income taxes...............................        (901)             (493)               (391)
Change in push-down interest  accrual......         107                21                  15
Change in push-down of  unamortized
   debt issue costs........................       1,604             (462)               (198)
                                                -------            ------             -------
Capital contribution from Waxman
   Industries, net.........................     $18,410            $1,441              $3,572
                                                =======            ======              ======

11.      CONTINGENCIES

         The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the Company's financial statements.

12.      SUBSEQUENT EVENT

         In February 1997, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for the offering of 2,000 shares of common stock (excluding an over-allotment option for 150 shares), 500 shares of which are being sold by the Company and 1,500 shares of which are being sold by Waxman (the "Offering"). Net proceeds received by the Company will be used for repayment of indebtedness and general corporate purposes, which may include the acquisition and/or development of complementary product categories and the expansion and/or relocation of the telesales facilities. The Company will not receive any proceeds from the sale of shares of common stock by Waxman.

         NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                TABLE OF CONTENTS

                                                             PAGE

Prospectus Summary..............................................3
The Company.....................................................3
The Offering....................................................4
Risk Factors....................................................7
Use of Proceeds................................................11
Price Range of Common Stock....................................11
Dividend Policy................................................11
Capitalization.................................................12
Selected Financial
Information and Operating Data.................................13
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations....................................15
Business.......................................................21
Management.....................................................28
Relationship Between the
  Company and Waxman Industries................................35
Principal and Selling Stockholders.............................36
Description of Capital Stock...................................37
Shares Eligible for Future Sale................................40
Underwriting...................................................40
Legal Matters..................................................41
Experts........................................................41
Additional Information.........................................41
Index to Financial Statements..................................F-1

                                2,000,000 Shares

                                  Barnett Inc.

                                  Common Stock

                                -----------------


                                   PROSPECTUS

                              _______________, 1997

                                -----------------


                             WILLIAM BLAIR & COMPANY

                               ALEX. BROWN & SONS
                                  INCORPORATED

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM  13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following expenses incurred in connection with this Registration Statement will be paid by the Company and the Selling Stockholder.

SEC Registration Fee                                $ 16,370
NASD Fee                                            $  5,930
NASDAQ Listing Fee                                  $       *
Accounting Fees and Expenses                        $ 50,000*
Legal Fees and Expenses                             $125,000*
Printing Fees and Expenses                          $ 75,000*
Blue Sky Fees and Expenses                          $  3,000*
Transfer Agent's Fees                                  N/A
Miscellaneous Expenses                              $ 24,700
                                                    ---------
Total                                               $300,000*
                                                    =========

*  Estimated.

ITEM  14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The indemnification of officers and directors of the Company is governed by Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation and By-laws of the Company. Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys'
fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority vote of a quorum consisting of the directors who were not parties to the action or, if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

         The Certificate of Incorporation of the Company (the "Certificate"), provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

         The By-laws of the Company (the "By-laws"), provide that directors, officers and others shall be indemnified to the fullest extent authorized by the DGCL, as in effect (or, to the extent indemnification is broadened, as it may be amended), against any and all judgments, fines and amounts paid in settling or otherwise disposing of threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative and expenses incurred by such person in connection therewith. The By-laws further provide that, to the extent permitted by law, expenses so incurred by any such person in defending a civil or criminal action or proceeding shall, at his request, be paid by the Company in advance of the final disposition of such action or proceeding.
                                      II-1

         The By-laws provide that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition shall not be exclusive of any other right which any person may have or acquire under any statute, provision of the Certificate or By-laws or otherwise.

         The Company maintains directors and officers liability and company reimbursement insurance which, among other things (i) provides for payment on behalf of its officers and directors against loss as defined in the policy stemming from acts committed by directors and officers in their capacity such and (ii) provides for payment on behalf of the Company against such loss but only when the Company shall be required or permitted to indemnify directors or officers for such loss pursuant to statutory or common law or pursuant to duly effective Certificate or By-law provisions.

ITEM  16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)  The following exhibits are filed as part of the Registration
              Statement:

1.1                 -- Form of Underwriting Agreement.

3.1(1) -- Certificate of Incorporation of Barnett Inc. (Exhibit 3.1 to Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

3.2(1)              -- Amended and Restated Certificate of Incorporation of
                    Barnett Inc. (Exhibit 3.2 to Barnett Inc.'s Registration
                    Statement on Form S-1, Registration Number 33-58966, incorporated by reference herein).

3.3(1)              -- By-laws of Barnett Inc. (Exhibit 3.3 to Barnett Inc.'s
                    Registration Statement on Form S-1, Registration Number
                    33-58966, incorporated by reference herein).

3.4(1) -- Amended and Restated By-Laws of Barnett Inc. (Exhibit 3.4 to Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

4.1(1)              -- Credit Agreement dated May 20, 1994 among Waxman USA
                    Inc., Barnett Inc., Waxman Consumer Products Group Inc. and
                    WOC Inc., the Lenders and Issuers party thereto and Citicorp
                    USA, Inc., as Agent, and certain exhibits thereto (Exhibit
                    4.1 to Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33- 58966, incorporated by reference herein).

4.2(1)              -- Term Loan Credit Agreement dated May 20, 1994 among
                    Waxman USA Inc., Barnett Inc., Waxman Consumer Products
                    Group Inc. and WOC Inc., the Lenders and Issuers party thereto and Citibank, N.A. as Agent (Exhibit 4.2 to Barnett
                    Inc.'s Registration Statement on Form S-1, Registration
                    Number 33-58966, incorporated by reference herein).

4.3(1)              -- Amendment No. 2 to the Term Loan Agreement and Amendment
                    No. 1 to the Revolving Credit Agreement among Waxman USA
                    Inc., Barnett Inc., Waxman Consumer Products Group Inc. and
                    WOC Inc., the Lenders and Issuers party thereto, Citibank,
                    N.A., and Citicorp USA, Inc. as Agents (Exhibit 4.3 to
                    Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

5.1(2)              -- Legal Opinion of Shereff, Friedman, Hoffman & Goodman,
                    LLP with respect to legality of securities to be registered.

10.1(1)             -- Tax Sharing Agreement dated May 20, 1994 among Barnett
                    Inc., Waxman USA, Inc., Waxman Industries, Inc., each member of the Waxman Group (as defined therein) and each member of the Waxman USA Group (as defined therein) (Exhibit 10.1 to
                    Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33- 58966, incorporated by reference herein).

10.2(1)             -- Intercorporate Agreement dated May 20, 1994 by and among
                    Barnett Inc., Waxman Industries, Inc., Waxman USA Inc.,
                    Waxman Consumer Products Group Inc. and WOC Inc. (Exhibit
                    10.2 to Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

10.3(1)             -- Intercorporate Agreement dated March 28, 1996 among
                    Barnett Inc., Waxman Industries, Inc., Waxman USA Inc.,
                    Waxman Consumer Products Group Inc., WOC Inc. and TWI,
                    International, Inc. (Exhibit 10.3 to Barnett Inc.'s Annual
                    Report on Form 10-K, Commission File No. 0-21728, incorporated by reference herein).

10.4(1) -- Registration Rights Agreement dated March 28, 1996 by and between Barnett Inc. and Waxman Industries, Inc. (Exhibit
                    10.4 to Barnett Inc.'s Annual Report on Form 10-K,
                    Commission File No. 0-21728, incorporated by reference herein).

10.5(1) -- Trademark License Agreement dated May 20, 1994 by and between Barnett Inc. and Waxman Consumer Products Group Inc.
                    (Exhibit 10.5 to Barnett Inc.'s Registration Statement on
                    Form S-1, Registration Number 33-58966, incorporated by reference herein).

10.6(1)             -- Employment Agreement dated June 18, 1990 between Barnett
                    Inc. and William R. Pray (Exhibit 10.6 to Barnett Inc.'s
                    Registration Statement on Form S-1, Registration Number
                    33-58966, incorporated by reference herein).

10.7(1)             -- Amended and Restated Employment Agreement dated March 8,
                    1996 between Barnett Inc. and William R. Pray (Exhibit 10.7 to Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).



10.8(1)             -- Omnibus Incentive Plan of Barnett Inc. (Exhibit 10.8 to
                    Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

10.9(1)             -- Stock Purchase Plan of Barnett Inc. (Exhibit 10.9 to
                    Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

10.10(1)            -- Revolving Credit Agreement dated April 3, 1996 between
                    Barnett Inc. and First Union National Bank of Florida
                    (Exhibit 10.10 to Barnett Inc.'s Annual Report on Form 10-K,
                    Commission File No. 0-21728, incorporated by reference herein).

10.11               -- 1996 Stock Option Plan for Non-Employee Directors

10.12(1)            -- Standstill Agreement dated March 28, 1996 between Waxman
                    Industries, Inc. and Barnett Inc. (Exhibit 10.12 to Barnett
                    Inc.'s Annual Report on Form 10-K, Commission File No.
                    0-21728, incorporated by reference herein).

23.1                -- Consent of Arthur Andersen LLP.

23.2(1) -- Consent of Shereff, Friedman, Hoffman & Goodman, LLP dated , 1997 (included in its opinion which appears as Exhibit 5.1).

24.1(1) -- Power of Attorney (appears on the signature page to this Registration Statement).

---------------------------

(1)      Incorporated by reference as indicated.
(2)      To be filed by amendment.

         (b)  Financial Statement Schedules.

         All schedules have been omitted because the required information is not present or not present in amounts sufficient to require submission of the schedule.

ITEM  17.  UNDERTAKINGS

         (a)  Indemnification

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (b)  The Registrant hereby undertakes:

                  (i) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

                  (ii) that for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida on the 27th day of February, 1997.

                                BARNETT INC.

                                By:       /s/ William R. Pray
                                          ----------------------------------
                                          William R. Pray
                                          President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned whose signature appears below constitutes and appoints William R. Pray and Andrea M. Luiga and each of them (with full power of each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and on his behalf, and in his name, place and stead, in any all capacities to execute and sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the Registrant hereby confers like authority on its behalf.

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in their capacities as indicated.

NAME                                                          TITLE
----                                                          -----
/s/ Melvin Waxman
------------------------
Melvin Waxman                           Chairman of the Board and Director                          February 27, 1997


/s/ Armond Waxman
------------------------
Armond Waxman                           Vice-Chairman of the Board and Director                     February 27, 1997



/s/ William R. Pray
------------------------
William R. Pray                         President, Chief Executive Officer and
                                        Director (Principal Executive Officer)                      February 27, 1997

/s/ Andrea M. Luiga
------------------------
Andrea M. Luiga                         Vice President--Finance and Chief
                                        Financial Officer (Principal Financial
                                        and Accounting Officer)                                     February 27, 1997
/s/ Sheldon Adelman
-----------------------
Sheldon Adelman                         Director                                                    February 27, 1997

/s/ Morry Weiss
-----------------------
Morry Weiss                             Director                                                    February 27, 1997


                                  EXHIBIT INDEX

EXHIBIT                                                                                    PAGE
NUMBER                                              DESCRIPTION OF EXHIBIT               NUMBER
------                                              ----------------------               ------
1.1                 -- Form of Underwriting Agreement.

3.1(1) -- Certificate of Incorporation of Barnett Inc. (Exhibit 3.1 to Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

3.2(1)              -- Amended and Restated Certificate of Incorporation of
                    Barnett Inc. (Exhibit 3.2 to Barnett Inc.'s Registration
                    Statement on Form S-1, Registration Number 33-58966, incorporated by reference herein).

3.3(1)              -- By-laws of Barnett Inc. (Exhibit 3.3 to Barnett Inc.'s
                    Registration Statement on Form S-1, Registration Number 33-
                    58966, incorporated by reference herein).

3.4(1) -- Amended and Restated By-Laws of Barnett Inc. (Exhibit 3.4 to Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

4.1(1)              -- Credit Agreement dated May 20, 1994 among Waxman USA
                    Inc., Barnett Inc., Waxman Consumer Products Group Inc. and
                    WOC Inc., the Lenders and Issuers party thereto and Citicorp
                    USA, Inc., as Agent, and certain exhibits thereto (Exhibit
                    4.1 to Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33- 58966, incorporated by reference herein).

4.2(1)              -- Term Loan Credit Agreement dated May 20, 1994 among
                    Waxman USA Inc., Barnett Inc., Waxman Consumer Products
                    Group Inc. and WOC Inc., the Lenders and Issuers party thereto and Citibank, N.A. as Agent (Exhibit 4.2 to Barnett
                    Inc.'s Registration Statement on Form S-1, Registration
                    Number 33-58966, incorporated by reference herein).

4.3(1)              -- Amendment No. 2 to the Term Loan Agreement and Amendment
                    No. 1 to the Revolving Credit Agreement among Waxman USA
                    Inc., Barnett Inc., Waxman Consumer Products Group Inc. and
                    WOC Inc., the Lenders and Issuers party thereto, Citibank,
                    N.A. and Citicorp USA, Inc., as Agents (Exhibit 4.3 to
                    Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

5.1(2)              -- Legal Opinion of Shereff, Friedman, Hoffman & Goodman,
                    LLP with respect to legality of securities to be registered

10.1(1)             -- Tax Sharing Agreement dated May 20, 1994 among Barnett
                    Inc., Waxman USA, Inc., Waxman Industries, Inc., each member of the Waxman Group (as defined therein) and each member of the Waxman USA Group (as defined therein) (Exhibit 10.1 to
                    Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33- 58966, incorporated by reference herein).

10.2(1)             -- Intercorporate Agreement dated May 20, 1994 by and among
                    Barnett Inc., Waxman Industries, Inc., Waxman USA Inc.,
                    Consumer Products Group Inc. and WOC Inc. (Exhibit 10.2 to
                    Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

10.3(1)             -- Intercorporate Agreement dated March 28, 1996 among
                    Barnett Inc., Waxman Industries, Inc., Waxman USA Inc.,
                    Waxman Consumer Products Group Inc., WOC Inc. and TWI,
                    International, Inc. (Exhibit 10.3 to Barnett Inc.'s Annual
                    Report on Form 10-K, Commission File No. 0-21728, incorporated by reference herein).

10.4(1) -- Registration Rights Agreement dated March 28, 1996 by and between Barnett Inc. and Waxman Industries, Inc.
                    (Exhibit 10-4 to Barnett Inc.'s Annual Report on Form 10-K,
                    Commission File No. 0-21728, incorporated by reference herein).

10.5(1) -- Trademark License Agreement dated May 20, 1994 by and between Barnett Inc. and Waxman Consumer Products Group Inc.
                    (Exhibit 10.5 to Barnett Inc.'s Registration Statement on
                    Form S-1, Registration Number 33-58966, incorporated by reference herein).



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

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EXHIBIT                                                                                   PAGE
NUMBER                                      DESCRIPTION OF EXHIBIT                      NUMBER
------                                      ----------------------                      ------
10.6(1)             -- Employment Agreement dated June 18, 1990 between Barnett
                    Inc. and William R. Pray (Exhibit 10.6 to Barnett Inc.'s
                    Registration Statement on Form S-1, Registration Number
                    33-58966, incorporated by reference herein).

10.7(1)             -- Amended and Restated Employment Agreement dated March 8,
                    1996 between Barnett Inc. and William R. Pray (Exhibit 10.7 to Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

10.8(1)             -- Omnibus Incentive Plan of Barnett Inc. (Exhibit 10.8 to
                    Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

10.9(1)             -- Stock Purchase Plan of Barnett Inc. (Exhibit 10.9 to
                    Barnett Inc.'s Registration Statement on Form S-1,
                    Registration Number 33-58966, incorporated by reference herein).

10.10(1)            -- Revolving Credit Agreement dated April 3, 1996 between
                    Barnett Inc. and First Union National Bank of Florida
                    (Exhibit 10.10 to Barnett Inc.'s Annual Report on Form 10-K,
                    Commission File No. 0-21728, incorporated by reference herein).

10.11               -- 1996 Stock Option Plan for Non-Employee Directors

10.12(1)            -- Standstill Agreement dated March 28, 1996 between Waxman
                    Industries, Inc. and Barnett Inc. (Exhibit 10.12 to Barnett
                    Inc.'s Annual Report on Form 10-K, Commission File No.
                    0-21728, incorporated herein by reference).

23.1                -- Consent of Arthur Andersen LLP.

23.2(1) -- Consent of Shereff, Friedman, Hoffman & Goodman, LLP dated , 1997 (included in its opinion which appears as Exhibit 5.1).

24.1(1) -- Power of Attorney (appears on the signature page to this Registration Statement).

---------------------------

(1)           Incorporated by reference as indicated.
(2)           To be filed by amendment.



                                      II-6